Exhibit 99.2

SIERRA METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019

Corporate Office	TSX: SMT NYSE AMERICAN: SMTS
Suite 4260, 161 Bay Street	BVL: SMT
Toronto, ON, Canada M5J 2S1
www.sierrametals.com

Table of Contents

1.	INTRODUCTION	3

2.	COMPANY OVERVIEW	3

3.	Q2 AND H1 2019 OPERATING AND FINANCIAL highlights	4

4.	OUTLOOK	10

5.	RESULTS OF OPERATIONS	15

6.	SUMMARIZED FINANCIAL RESULTS	24

7.	QUARTERLY FINANCIAL REVIEW	29

8.	LIQUIDITY AND CAPITAL RESOURCES	32

9.	safety, health and environment	33

10.	OTHER RISKS AND UNCERTAINTIES	33

11.	NON-IFRS PERFORMANCE MEASURES	35

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	40

13.	OFF BALANCE SHEET ARRANGEMENTS	42

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)	42

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	43

1.	INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Sierra Metals Inc.’s (the “Company” or “Sierra” or “Sierra Metals”) unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2019 and related notes thereto (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). References herein to "$" are to the United States dollar and “C$” are to the Canadian dollar and all tabular amounts are expressed in thousands of $ unless otherwise stated. All information contained in this MD&A is current as of August 14, 2019 unless otherwise noted. The Company’s common shares (the “Common Shares”) are listed and traded on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE AMERICAN”), and the Peruvian Bolsa de Valores de Lima (“BVL” or the “Lima Stock Exchange”) under the symbol “SMT”, and “SMTS” on the NYSE AMERICAN. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com and on the Company’s website at www.sierrametals.com. A cautionary note regarding forward-looking information follows this MD&A.

QUALIFIED PERSONS

Americo Zuzunaga, FAusIMM CP(Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP(Metallurgist) and Vice President of Metallurgy and Projects to Sierra Metals is a Qualified Person and chartered professional qualifying as a competent person on metallurgical processes.

2.	COMPANY OVERVIEW

Sierra Metals is a Canadian, American, and Peruvian listed mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company plans to continue growing its production base through brownfield exploration investments within its properties. The Company’s key priorities are to provide high returns on invested capital, to generate strong cash flows and to maximize shareholder value. The Company has three producing mining properties and manages its business on the basis of the geographical location of its mining projects. The Peruvian Operation (“Peru”) is comprised of the Yauricocha mine (“Yauricocha” or the “Yauricocha Mine”), located in the province of Yauyos, its near-mine concessions, and exploration and early stage properties. The Mexican Operation (“Mexico”) includes the Bolivar (“Bolivar’ or the “Bolivar Mine”) and Cusi (“Cusi” or the “Cusi Mine”) mines, both located in Chihuahua State, Mexico, their near-mine concessions, and exploration and early stage properties. The Company’s strategic focus is currently on its operations, improving efficiencies, as well as pursuing growth opportunities at, and surrounding, its operating projects. The Company is also considering other opportunities to add value and expand through external growth. Exploration remains a key aspect of the improvement programs being implemented at all three of the Company’s mines and there is optimism that these brownfield exploration programs will continue to add increased economic tonnage going forward. Examples of this can be seen at Yauricocha with the Esperanza, Cuye-Mascota zones, at Bolivar, with the Bolivar West and Northwest zones, as well as at Cusi, with the Santa Rosa de Lima Zone. These results provide potential to further grow mineral resources and enhance shareholder value.

3

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019

(In thousands of United States dollars, unless otherwise stated)

The Company is focused on improving operating performance through the production of higher volumes of ore to reduce unit costs, strengthening its asset base, continuing to increase its mineral reserves and resources at each of its mines, and exploring organic and external growth opportunities to enhance and deliver shareholder value.

3.	Q2 AND H1 2019 OPERATING AND FINANCIAL highlights

(In thousands of dollars, except per share and cash cost amounts, consolidated	Three Months Ended		Six Months Ended
figures unless noted otherwise)	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Operating
Ore Processed / Tonnes Milled	662,490	602,087	1,230,891	1,159,797
Silver Ounces Produced (000's)	836	692	1,528	1,287
Copper Pounds Produced (000's)	9,723	8,621	17,455	16,710
Lead Pounds Produced (000's)	8,066	7,096	15,020	13,408
Zinc Pounds Produced (000's)	16,593	20,300	33,014	38,514
Gold Ounces Produced	2,540	1,814	4,526	3,765
Copper Equivalent Pounds Produced (000's)[1]	25,230	24,452	47,004	47,937
Zinc Equivalent Pounds Produced (000's)[1]	57,622	55,279	108,277	102,190
Silver Equivalent Ounces Produced (000's)[1]	4,667	4,663	8,652	9,071

Cash Cost per Tonne Processed	$46.11	$44.62	$48.72	$45.60
Cost of sales per AgEqOz	$7.82	$6.68	$8.13	$6.91
Cash Cost per AgEqOz[2]	$7.30	$6.34	$7.78	$6.55
AISC per AgEqOz[2]	$12.31	$9.56	$12.98	$9.70
Cost of sales per CuEqLb[2]	$1.44	$1.27	$1.50	$1.31
Cash Cost per CuEqLb[2]	$1.35	$1.21	$1.43	$1.24
AISC per CuEqLb[2]	$2.28	$1.82	$2.39	$1.83
Cost of sales per ZnEqLb[2]	$0.63	$0.56	$0.65	$0.61
Cash Cost per ZnEqLb[2]	$0.59	$0.53	$0.62	$0.58
AISC per ZnEqLb[2]	$0.99	$0.81	$1.04	$0.86

Cash Cost per ZnEqLb (Yauricocha)[2]	$0.50	$0.50	$0.52	$0.54
AISC per ZnEqLb (Yauricocha)[2]	$0.86	$0.72	$0.86	$0.77
Cash Cost per CuEqLb (Bolivar)[2]	$1.51	$1.14	$1.75	$1.21
AISC per CuEqLb (Bolivar)[2]	$2.55	$1.90	$3.02	$1.92
Cash Cost per AgEqOz (Cusi)[2]	$16.49	$12.78	$16.51	$14.96
AISC per AgEqOz (Cusi)[2]	$25.67	$19.98	$27.79	$23.25
Financial
Revenues	$50,673	$62,721	$99,853	$124,396
Adjusted EBITDA[2]	$12,558	$28,878	$24,599	$56,281
Operating cash flows before movements in working capital	$12,773	$29,525	$24,577	$56,873
Adjusted net income attributable to shareholders[2]	$1,645	$12,557	$2,531	$23,744
Net income (loss) attributable to shareholders	$(158)	$10,843	$(1,882)	$19,546
Cash and cash equivalents	$40,246	$21,804	$40,246	$21,804
Working capital[3]	$50,911	$2,896	$50,911	$2,896

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2019 were calculated using the following realized prices: $14.88/oz Ag, $2.75/lb Cu, $0.85/lb Pb, $1.20/lb Zn, $1,323/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2018 were calculated using the following realized prices: $16.36/oz Ag, $3.12/lb Cu, $1.09/lb Pb, $1.38/lb Zn, $1,296/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2019 were calculated using the following realized prices: $15.23/oz Ag, $2.80/lb Cu, $0.90/lb Pb, $1.22/lb Zn, $1,314/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2018 were calculated using the following realized prices: $16.56/oz Ag, $3.13/lb Cu, $/1.12lb Pb, $1.47/lb Zn, $1,315/oz Au.

(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

(3) The increase in working capital was due to the Company drawing down the remainder of the Senior Secured Corporate Credit Facility during the quarter.

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Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019

(In thousands of United States dollars, unless otherwise stated)

Q2 2019 Operational Highlights and Growth Initiatives

The Company achieved record consolidated quarterly throughput, as well as record quarterly throughput and metal production from the Bolivar and Cusi Mines in Mexico. The Company has continued to build on its successful plant expansions and mine production increases in Mexico over the last three quarters which has resulted in record quarterly metal production as the Company reaches its 2019 target of 4,250 tonnes per day (“TPD”) at Bolivar and 1,200 tpd at Cusi. Consolidated production of silver increased 21% to 0.8 million ounces, copper increased by 13% to 9.7 million pounds, lead increased 14% to 8.1 million pounds, zinc declined 18% to 16.6 million pounds, and gold increased 40% to 2,540 ounces compared to Q2 2018.

The Yauricocha Mine experienced a 10% reduction in throughput during Q2 2019 compared to Q2 2018 due to the illegal strike action initiated by members of the Union of the Mine and Metallurgical Workers of Minera Corona on March 19, 2019. This illegal strike was resolved on April 12, 2019, however, resulted in a total of 12 days of lost production during April 2019. Regular operations at the mine and mill resumed on April 14, 2019, and management believes that any production lost during this strike action should not materially affect the Company’s annual production guidance. In fact, the month of May represented a monthly production record at the Yauricocha Mine, and the months of June and July have also been higher than the production budget. The reduction in throughput during the strike was offset by higher head grades and recoveries for all metals except zinc at Yauricocha which resulted in a 4% decrease in zinc equivalent pounds produced during Q2 2019 compared to Q2 2018.

At Bolivar, a 20% increase in throughput, and higher silver and gold head grades, and higher copper and silver recoveries resulted in a 19% increase in copper equivalent pounds produced during Q2 2019 compared to Q2 2018. This increase was achieved despite an 11% decrease in copper head grades and gold recoveries, however, the Company expects copper head grades to increase during H2 2019, as more ore is sourced from Bolivar West.

At Cusi, throughput reached approximately 938 tpd during Q2 2019, and the Company continues to work towards reaching the 1,200 tpd mark during Q4 2019. The 76% increase in throughput realized during Q2 2019 resulted in a 41% increase in silver equivalent ounces produced, despite lower head grades and recoveries for all metals as we continue to develop deeper into the Santa Rosa de Lima zone which has higher head grades.

Q2 2019 Production Highlights

•	Silver production of 0.8 million ounces; a 21% increase from Q2 2018

•	Lead production of 8.1 million pounds; a 14% increase from Q2 2018

•	Gold production of 2,540 ounces; a 40% increase from Q2 2018

•	Copper production of 9.7 million pounds; a 13% increase from Q2 2018

•	Zinc production of 16.6 million pounds; an 18% decrease from Q2 2018

•	Zinc equivalent production of 57.6 million pounds; a 4% increase from Q2 2018

•	Record quarterly throughput at the Bolivar and Cusi Mines in Mexico

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Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019

(In thousands of United States dollars, unless otherwise stated)

Q2 2019 Consolidated Financial Highlights

•	Revenue from metals payable of $50.7 million in Q2 2019 decreased by 19% from $62.7 million in Q2 2018. The decrease in revenues was partially due to a 10% decrease in tonnes processed at the Yauricocha Mine due to the illegal strike action initiated by members of the Union of the Mine and Metallurgical Workers of Minera Corona on March 19, 2019 which resulted in 12 days of lost production during April. Lower revenues were also affected by the decreases in the prices of silver (9%), copper (12%), zinc (13%), and lead (22%), and higher treatment and refining charges incurred on our zinc concentrate. This was partially offset by higher head grades and recoveries for all metals, except zinc head grades at Yauricocha. A 20% increase in throughput at the Bolivar Mine offset declines in copper head grades and copper prices as revenues were consistent quarter over quarter. Cusi’s revenues decreased by 24% due lower head grades and recoveries for all metals quarter over quarter;

•	Yauricocha’s cost of sales per zinc equivalent payable pound was $0.56 (Q2 2018 - $0.54), cash cost per zinc equivalent payable pound was $0.50 (Q2 2018 - $0.50), and AISC per zinc equivalent payable pound of $0.86 (Q2 2018 - $0.72). The increase in the AISC per zinc equivalent payable pound for Q2 2019 compared to Q2 2018 was due to the increase in treatment and refining charges for the zinc concentrate produced, and higher general and administrative costs;

•	Bolivar’s cost of sales per copper equivalent payable pound was $1.77 (Q2 2018 - $1.39), cash cost per copper equivalent payable pound was $1.51 (Q2 2018 - $1.14), and AISC per copper equivalent payable pound was $2.55 (Q2 2018 - $1.90) for Q2 2019 compared to Q2 2018. The increase in the AISC per copper equivalent payable pound was due to higher labour and contractor costs incurred related to stope and ramp development within the mine required to increase throughput to the 4,250 tpd level. The majority of these costs are included in opex. Additionally, sustaining capital expenditures were $2.0 million higher in Q2 2019 compared to Q2 2018 and related to the purchase of mining equipment, mine development costs, exploration drilling within the mine, and plant improvements;

•	Cusi’s cost of sales per silver equivalent payable ounce was $10.99 (Q2 2018 - $8.03), cash cost per silver equivalent payable ounce was $16.49 (Q2 2018 - $12.78), and AISC per silver equivalent payable ounce was $25.67 (Q2 2018 - $19.98) for Q2 2019 compared to Q2 2018. AISC per silver equivalent payable ounce increased due to higher sustaining capital expenditures and lower silver equivalent payable ounces due to a build-up of concentrate inventory at quarter end with a high moisture content that wasn’t shipped until after quarter end;

•	Adjusted EBITDA(1) of $12.6 million for Q2 2019 decreased compared to $28.9 million in Q2 2018. The decrease in adjusted EBITDA in Q2 2019 was due to the decrease in revenues realized at Yauricocha and Cusi, mainly due to the illegal strike action at Yauricocha, a decrease in the prices of all metals, and higher operating and administrative costs at Yauricocha;

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Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019

(In thousands of United States dollars, unless otherwise stated)

•	Net income (loss) attributable to shareholders for Q2 2019 was $(0.2) million (Q2 2018: $10.8 million) or $0.00 per share (basic and diluted) (Q2 2018: $0.07);

•	Adjusted net income attributable to shareholders (1) of $1.6 million, or $0.01 per share, for Q2 2019 was lower than the adjusted net income of $12.6 million, or $0.07 per share for Q2 2018;

•	A large component of the net income for every period is the non-cash depletion charge in Peru, which was $2.4 million for Q2 2019 (Q2 2018: $2.8 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine;

•	Cash flow generated from operations before movements in working capital of $12.8 million for Q2 2019 decreased compared to $29.5 million in Q2 2018. The decrease in operating cash flow is mainly the result of lower revenues generated and lower gross margins realized; and

•	Cash and cash equivalents of $40.2 million and working capital of $50.9 million as at June 30, 2019 compared to $21.8 million and $(8.3) million, respectively, at the end of 2018. The increase in working capital was due to the Company drawing down the remainder of the Senior Secured Corporate Credit Facility during the quarter. Cash and cash equivalents have increased by $18.4 million during H1 2019 due to $6.9 million of operating cash flows, and $99.2 million drawn down from the Senior Secured Corporate Facility, being partially offset by capital expenditures incurred in Mexico and Peru of $(28.1) million, $(1.5) million of share repurchases, and repayments of loans, credit facilities and interest of $(58.1) million.

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

Project Development

•	The Company received its permit to construct the expansion of the tailing dam facility as well as its permit for the surface drilling program at its Yauricocha Mine in Peru.

•	The Company repurchased the royalty on its Cusi Silver Mine in Mexico, from Minera Cusi SA de CV for US$4.0 million.

•	Mine development at Bolívar during Q2 2019 totaled 1,945 meters. A portion of the meters (1,508m) were developed to prepare stopes for mine production. The remainder of the meters (384m) were related to the deepening of ramps and developing service ramps to be used for ventilation and pumping in the Lower El Gallo Inferior orebody and Bolivar West orebody; and

•	During Q2 2019, at the Cusi property, mine development totaled 1,387 meters, which included 147 meters of ramp development at the Santa Rosa de Lima Zone; the rest of the development related to stope preparation in various zones within the mines;

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Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019

(In thousands of United States dollars, unless otherwise stated)

Exploration Highlights

Peru:

During Q2 2019, the Company drilled 65 holes totaling 7,614 meters at Yauricocha. The drilling included the following:

Exploration Drilling:

•	Copper Porphyry Mineralization (Central Mine Zone Level 720): 1 hole totaling 136 meters was advanced as the drilling continued to test the priority anomaly located in the monzonite intrusive zone, where a copper molybdenum mineralized porphyry was discovered earlier in the year; drill results continue to display the presence of a copper molybdenum porphyry orebody, where we have observed typical alterations, as well as copper mineralization disseminated in the encased rock, as veinlets with quartz and copper are present with molybdenum;
•	Mascota Norte (Level 1170 Central Mine Zone): 6 diamond drill holes totaling 1,183 meters to explore the continuity of mineralization of the orebody at depth; the holes intercepted polymetallic sulphides including the presence of galena and sphalerite within the mineralized orebody;
•	Contacto Occidental Orebody (Level 1170 Central Mine Zone): 1 hole totaling 68 meters to explore the continuity of this mineralized orebody which displayed recrystallized limestone in fractured marbled sections. 6 more diamond drill holes are planned to explore this orebody;

Definition Drilling:

•	Esperanza (Level 1020 Central Mine Zone): 14 holes totaling 1,847 meters to provide a higher level of certainty of the mineralized orebody in the projection of the 0 floor on the 1020 level. Drilling in this area will continue;
•	Antacaca (Level 1070 Central Mine Zone): 22 holes totaling 2,338 meters with the goal of providing more certainty to the indicated and inferred resources, and changing the category of the resources. This mineralized orebody is more of a polymetallic sulphide;
•	Joselyn (870 Level Cachi Cachi Mine): 2 holes totaling 272 meters to delineate the Joselyn orebody and provide a higher level of certainty to the indicated and inferred resources. 6 holes will continue to be drilled during the next quarter;
•	Karlita (1070 Level Cachi Cachi Mine): 19 holes totaling 1,770 meters to provide more certainty and change the category of the indicated and inferred resources present;

Mexico:

Bolivar

•	At Bolívar during Q2 2019, 4,847 meters were drilled from surface as well as diamond drilling within the mine. 1,204 meters were drilled within the mine in the El Gallo Inferior area towards La Montura which intersected a mineralized skarn orebody of semi-massive magnetite and disseminated chalcopyrite. 3,643 meters of exploration drilling was performed from surface in the following areas: 654 meters at Bolivar West to explore the extension of Bolivar West to the Northwest. 821 meters in order to explore the continuity of Bolivar West to the South. 2,168 meters were drilled at La Montura exploring the Northeast part of the Gallo Inferior area. These drill results included a stratiform mineralized orebody of skarn with magnetite and chalcopyrite.

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Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019

(In thousands of United States dollars, unless otherwise stated)

Cusi

•	During Q2 2019 the Company drilled 3,867 meters of surface diamond drilling and infill drilling within the mine. Infill drilling of 2,184 meters was performed to support development of the Santa Rosa de Lima vein in order to verify the ore zone and its continuity.

Corporate Development Highlights

Appointment of new Director

The Company announced the appointment of Ms. Koko Yamamoto to the Board of Directors who will also be joining the Audit Committee as its Chairperson.

Ms. Yamamoto is a chartered professional accountant with over 19 years' experience. She is a partner at McGovern, Hurley LLP, a CPAB registered firm, since 2003, and her practice includes a focus on assurance engagements for reporting issuers in the resource sector. Ms. Yamamoto is involved in initial public offerings and private placements, mergers and acquisitions. She is currently a director for Largo Resources Inc. as well as Chair of the Largo Resources Audit Committee. Ms. Yamamoto is registered as a panel auditor with the Investment Industry Regulatory Organization of Canada (IIROC), which enables her to conduct audits of investment dealers. Ms. Yamamoto obtained her CPA CA designation in 2001 and holds a Bachelor of Commerce from the University of British Columbia.

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Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019

(In thousands of United States dollars, unless otherwise stated)

4.	OUTLOOK

The Company remains focused on the production ramp up at both the Bolivar and Cusi Mines in Mexico, as well as the infrastructure enhancements at the Yauricocha Mine which include, shaft sinking, ramp development, ventilation, and work on the tailings dam deposition. The second quarter continued to be successful in maintaining positive operating cash flow generation from existing operations in order to fund required capital expenditures, and maintain liquidity. Planned capital expenditures have been reduced from $83 million to $70 million for 2019 due to the deferral of plant improvement costs, and the expansion of the tailings dam at Cusi. The remainder of planned capital expenditure are expected to be spent in order to deliver on the focus of capitalizing on the successful drilling campaigns during the previous two years which resulted in significant increases to the reserves and resources at each of the three mines, in addition to providing the basis for the successful results of the PEA’s released during 2018 at all three mines. Also, the $100 million Corporate Credit Facility finalized during March 2019, provides the Company with additional liquidity and will provide the financial flexibility to fund future capital projects in Mexico as well as corporate working capital requirements. The Company has repaid all previously existing debt facilities during the quarter using proceeds from the new Corporate Facility, which provides a two-year grace period on all principal repayments.

The Yauricocha mine continued to have a strong operational performance in the second quarter despite the illegal strike which took place for the first two weeks of the quarter. Although the strike did result in lower quarterly tonnage and metal production, the second half of the year will include more tonnage from the cuerpos chicos in order to ensure that the annual production guidance for the mine is met. The second half of the year still represents a critical time for projects, improvements, and exploration at Yauricocha. The Company received permits to begin surface drilling on several high value, exploration targets such as the areas of Don Leona and Kilkaska. Additionally, the environmental impact assessment and construction permits were received and work continues toward completing the next level of the tailings deposition facility. Furthermore, the Yauricocha shaft continues to be sunk toward the 1270 level this year, providing access to further reserves and resources at the mine with loading and spill pockets to be added on the 1210 level. Work will also commence on the ramp connecting the 920 level with the 720 level of the Yauricocha Mine providing for an additional 10,000 tonnes per month of increased capacity to move ore and waste from the mine. Also, it is important to note that the management team has revised the release date for the Yauricocha NI 43-101 Reserve and Resource Update to Q4 2019 in order to allow the Company to include the results from additional drilling currently taking place at key, high priority targets at the Yauricocha property.

The Company remains committed to its capital expenditure budget at Yauricocha which includes significant capital investments to refurbish the mine camp facilities, improve ventilation within the mine, continue a rigorous development program to provide access to minable stopes, and continue the regional exploration programs that have been so successful in the past. An effort to reduce labour costs and improve contractor efficiency has begun as the Company is focused on reducing costs across the operations, where possible. These costs savings initiatives are expected to come to fruition during 2020.

Despite the decrease in copper prices over the last six months, the Bolivar Mine was able to generate $2.6 million of EBITDA during the quarter, helped by record quarterly throughput. Average daily throughput realized during the quarter was approximately 3,700 tpd, and the Company expects to reach 4,000 tpd during Q3 2019. Copper head grades are expected to improve during the second half of the year as more ore is sourced from Bolivar West. A revised LOM plan is nearing completion at Bolivar, and we expect to have an updated NI 43-101 technical report for the Bolivar Mine during Q4 2019.

10

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Development and infrastructure improvements continue in the effort to push throughput at Bolivar to 4,000 tpd during the second half of 2019, and the Company believes that throughput could potentially reach 4,250 tpd during Q4 2019 as increased development at Bolivar West could provide more tonnage. New development crews have been contracted and put in place to drive development and ramps at Bolivar West as well to improve ramp access and stope development at Gallo Inferior.

A scaler was purchased and is now present in the mine to improve ground control, and a new bolter is also in place. Improvements continue to be made at the Piedras Verdes Plant, as two flash cells have been installed and a third cell is on the way to be installed. A new filter press and electrical substation have been installed, and a fine ore bin silo, cone crusher and third ball mill will be installed in order to increase plant capacity to the 4,250 tpd level. The Company is also pleased to report that the replacement program for the main reservoir of the Bolivar water dam was successfully completed during the quarter.

At Cusi, the Company realized record quarterly tonnage in the second quarter, which resulted in a 41% increase in metal production, despite lower head grades and recoveries for all metals. Silver head grades improved to 145 g/t during the quarter, however, silver recoveries reduced to 74%. The decline in silver recoveries are currently being addressed by making improvements to the crushing circuit by installing a new cone crusher, grizzly feeder, new belts, improved bin feeders, vibrators at the bin bases, and replacing the outdated flotation cells with units not currently being used at the Piedras Verdes Plant. The objective is to increase recoveries to 83% during Q3 2019, with a goal of increasing recoveries to 87% within six months. Recoveries have increased to 81% during the month of July and are expected to reach 83% during August.

Daily throughput at Cusi during Q2 2019 was 938 tpd but is expected to reach 1,200 tpd by the end of Q4 2019. The proposed increase to 1,200 tpd has been slower than expected due to poor contractor performance, equipment availability issues, delays in development and stope preparation, and issues with subsidence. To address these issues, the Company is changing to mining contractors who are able to provide their own equipment, and whose focus will be to significantly increase development to a level of 90 meters per month. Additionally, in order to provide ore with silver head grades of 175 g/t, mine production will focus on the 1704 and 1720 levels of the Santa Rosa de Lima zone. Work will also continue enlarging the ramp size to 4x4 meters, allowing for larger trucks to haul more ore from the mine to the plant.

The Company expects to have an updated NI 43-101 technical report for the Cusi Mine during Q2 2020, which has been pushed back two quarters from the original estimate of Q4 2019. The reason for the delay is to include the results from additional infill drilling currently being completed at the mine in order to improve the quality and classification of the resources/reserves contained within the NI 43-101 technical report. Management is evaluating a delay in the expansion of Cusi from 1,200 tpd to the 2,400 tpd to allow the Company to stabilize Cusi’s operating rates at the 1,200 tpd level first, while increasing silver metallurgical recoveries as well as improving dilution control as these were critical issues during the recent ramp up to 1,200 in H1 2019. Additionally, the revised NI 43-101 technical report will allow for improved strategic mine planning, development and stope preparation. As such, the $10 million of capital expenditures planned for 2019 relating to the plant and tailings dam expansions will be deferred until the expansion timetable is redefined. However, the capital investments already made at the mine and plant during 2018 and the first half of 2019 were necessary to achieve the throughput increases to 1,200 tpd which is required to make the mine profitable at current spot silver prices.

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Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Management is optimistic for the next six months, and beyond, as the groundwork has been set for continued improvements, through the modernizing and implementation of best operational practices. We continue to realize positive returns on our capital investments, and the recent PEA results demonstrate a path for continued growth at all of our mines. Ongoing aggressive brownfield exploration programs at all three mines are expected to provide further growth in reserves and resources, in order to increase the value of our assets and provide positive returns to shareholders.

2019 Production and Cost Guidance

This section of the MD&A provides management’s production, cost, and capex estimates for 2019. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained at the end of this document

Revised Capital Expenditure Guidance

Planned capital expenditures have been reduced from $83 million to $70 million for 2019 due to the deferral of plant improvement costs, and the expansion of the tailings dam at Cusi. $10 million of capital expenditures planned at Cusi for 2019 will be deferred, relating to the plant and tailings dam expansions that were expected to be spent during the ramp up process to 2,400 tpd. Management has decided to postpone the expansion of Cusi to the 2,400 tpd level, mainly due to the lower silver prices realized during the first six months of the year. Additionally, the revised NI 43-101 technical report will allow for improved strategic mine planning, development and stope preparation. As such, the $10 million of capital expenditures planned for 2019 relating to the plant and tailings dam expansions will be deferred until the expansion timetable is redefined. However, the capital investments already made at the mine and plant during 2018 and the first half of 2019 were necessary to achieve the throughput increases to 1,200 tpd which is required to make the mine profitable at current spot silver prices.

The Company anticipates that 2019 silver equivalent production will range between 19.5 to 21.8 million ounces, copper equivalent production will range between 107.0 to 119.9 million pounds, and zinc equivalent production will range between 261.5 to 292.9 million pounds. The increase in 2019 guidance for silver ounces and copper pounds compared to the actual 2018 production is due to the significant throughput and recovery increases planned at Bolivar and Cusi. At Yauricocha, higher copper production should be realized due to consistent copper head grades and improvement to recoveries expected from the various areas planned to be mined from the copper areas in the Esperanza Zone during 2019.

12

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

The following table sets out Sierra’s H1 2019 production compared to the fiscal 2019 guidance:

	H1 2019	2019 Guidance
Metal Production	Actual	Low	High

Silver ounces (000's)	1,528	3,730	4,176
Copper pounds (000's)	17,455	45,000	50,400
Lead pounds (000's)	15,020	25,500	28,600
Zinc pounds (000's)	33,014	72,400	81,100
Gold ounces	4,526	8,100	9,000
Silver equivalent ounces (000's)(1)	8,652	19,478	21,812
Copper equivalent pounds (000's)(1)	47,004	107,035	119,858
Zinc equivalent pounds (000's)(1)	108,277	261,545	292,880

(1) Silver equivalent ounces and copper equivalent pounds for H1 2019 were calculated using the following realized metal prices: $15.23/oz Ag, $2.80/lb Cu, $0.90/lb Pb, $1.22/lb Zn, $1,314/oz Au. 2019 Guidance Silver equivalent ounces and copper and zinc equivalent pounds were calculated using the following realized prices: $16.65/oz Ag, $3.03/lb Cu, $1.01/lb Pb, $1.24/lb Zn, $1,275/oz Au.

The Company expects to meet its 2019 Production Guidance for all equivalent metal production.

Market Review and Trends

Metal Prices

One of the primary drivers of Sierra’s earnings and ability to generate operating cash flows are the market prices of silver, copper, zinc, lead and gold, which were approximately 11% lower for copper, 21% lower for lead, 11% lower for zinc, 10% lower for silver, and consistent for gold, during Q2 2019 compared to the average market prices for Q2 2018. A shortage of non-ferrous raw materials combined with an improved view of the Chinese economy had a positive impact on the base metal prices during 2018. However, recent uncertainty has arose following the imposition of trade tariffs by the U.S. government on Chinese exports which has negatively impacted base metal prices.

LME Average Prices	Three months ended June 30,		Six months ended June 30,
(In US dollars)	2019	2018	2019	2018

Silver (oz)	$14.89	$16.53	$15.23	$16.65
Copper (lb)	$2.77	$3.12	$2.80	$3.14
Lead (lb)	$0.86	$1.08	$0.89	$1.11
Zinc (lb)	$1.25	$1.41	$1.24	$1.48
Gold (oz)	$1,310	$1,307	$1,308	$1,319

The price of gold can fluctuate widely and is affected by a number of macroeconomic factors, including the sale or purchase of gold by central banks and financial institutions, interest rates, exchange rates, inflation or deflation, global and regional supply and demand and the political and economic conditions of major gold-producing and gold-consuming countries throughout the world. During the second quarter of 2019, gold prices benefitted from a shift in expectations towards potential stimulus from the United States Federal Reserve and other central banks against a backdrop of ongoing trade and geopolitical risks and softer growth.

13

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

During Q2 2019, the price of silver was 10% lower, and gold consistent, compared to Q2 2018, with the price ranging from $14.39 to $15.40 per ounce for silver and $1,270 to $1,438 per ounce for gold. Sierra’s average realized silver price for Q2 2019 was $14.88 per ounce compared to $16.36 per ounce in Q2 2018. Sierra’s average realized gold price for Q2 2019 was $1,323 per ounce compared to $1,296 per ounce in Q2 2018.

Tightness in the copper concentrate market increased during the second quarter as mine disruptions continued, while the commissioning of new smelting capacity in China accelerated. The concentrate market tightness is reflected in current spot treatment charges, which have fallen to six-year lows. The copper market has come under pressure from the macroeconomic outlook and escalating global trade disputes, but prices stabilized in June on the possibility of trade deal resolutions. Despite market consensus for weaker global metal demand growth, the market is expected to remain in deficit in 2019. LME copper prices in the second quarter of 2019 averaged US$2.77 per pound, down 3% from the prior quarter but down 11% from the same quarter a year ago. During Q2 2019, copper prices traded in a range of $2.62 to $2.95 per pound with an average price of $2.77 per pound compared with $3.12 per pound in Q2 2018. Sierra’s average realized copper price for Q2 2019 was $2.75 per pound compared to $3.12 per pound in Q2 2018.

The zinc concentrate market remained in surplus during the second quarter. Mine production increased while smelters in China continue to face increased environmental regulation resulting in reduced metal production in the first half of 2019 versus the first half of 2018. The surplus concentrate market moved spot treatment charges upwards, but treatment charges stabilized during the quarter. The production reductions at Chinese smelters have resulted in increased imports of refined zinc into China, with imports up 18% to May 2019. LME zinc prices averaged US$1.25 per pound in the second quarter of 2019, an increase of 2% over the previous quarter, but down 11% over the same quarter last year. Sierra’s realized zinc price for Q2 2019 was $1.20 per pound compared to $1.38 per pound in Q2 2018.

Lead prices traded in a range of $0.82 to $0.91 per pound in Q2 2019. Sierra’s realized lead price during Q2 2019 was $0.85 per pound compared to $1.09 per pound in Q2 2018.

Currency Exchange Rates

The results of Sierra’s operations are affected by US dollar exchange rates. Sierra’s largest exposures are to the US dollar/Peruvian Nuevo Sol exchange rate and the US dollar/Mexican Peso exchange rate which impacts operating and administration costs in Peru and Mexico incurred in Nuevo Soles and Pesos while revenues are earned in US dollars. As at June 30, 2019 the US dollar/Peruvian Nuevo Sol exchange rate was 3.29 (December 31, 2018: 3.38) and the US dollar/Mexican Peso exchange rate was 19.22 (December 31, 2018: 19.64). A 10% change in the value of the Nuevo Sol and Peso against the US dollar would have resulted in a change of $5.8 million and $3.1 million in the Company’s net profit, respectively, assuming that our operational performance during 2019 is consistent with 2018.

The Company also has a minor exposure to the Canadian dollar through corporate administrative costs.

14

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

5.	RESULTS OF OPERATIONS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2019		2018				2017
Production Highlights	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Ore Processed/tonnes milled
Yauricocha	254,165	233,814	268,363	283,446	283,450	271,389	266,222	268,178
Bolivar	326,208	263,238	272,645	227,690	272,040	259,375	226,986	223,339
Cusi	82,117	71,349	58,289	55,058	46,597	26,946	16,280	13,234
Consolidated	662,490	568,401	599,297	566,194	602,087	557,710	509,488	504,751
Silver ounces produced (000's)
Yauricocha	401	369	402	404	392	366	330	376
Bolivar	152	130	128	94	110	120	84	76
Cusi	283	192	171	230	190	108	82	55
Consolidated	836	691	701	728	692	594	496	507
Copper pounds produced (000's)
Yauricocha	4,536	3,863	4,702	4,428	3,884	3,727	3,567	3,178
Bolivar	5,187	3,869	4,230	3,898	4,737	4,363	3,904	3,522
Cusi	-	-	-	-	-	-	-	-
Consolidated	9,723	7,732	8,932	8,326	8,621	8,090	7,471	6,700
Lead pounds produced (000's)
Yauricocha	7,911	6,605	7,528	6,114	6,809	6,069	5,431	6,112
Bolivar	-	-	-	-	-	-	-	-
Cusi	154	349	421	244	287	243	305	246
Consolidated	8,065	6,954	7,949	6,358	7,096	6,312	5,736	6,358
Zinc pounds produced (000's)
Yauricocha	16,593	16,421	17,545	20,772	20,300	18,144	19,393	19,717
Bolivar	-	-	-	-	-	-	-	-
Cusi	-	-	-	-	-	70	152	160
Consolidated	16,593	16,421	17,545	20,772	20,300	18,214	19,545	19,877
Gold ounces produced
Yauricocha	809	753	850	911	807	835	723	827
Bolivar	1,586	1,100	1,163	911	911	1,048	791	629
Cusi	146	133	124	84	96	69	77	61
Consolidated	2,541	1,986	2,137	1,906	1,814	1,952	1,591	1,517

	2019		2018				2017
Production Highlights	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Silver equivalent ounces produced (000's)[1]
Yauricocha	3,110	2,832	3,209	3,292	3,361	3,236	3,084	2,973
Bolivar	1,252	931	1,029	902	1,085	1,021	873	736
Cusi	305	224	207	253	217	136	121	88
Consolidated	4,667	3,987	4,445	4,447	4,663	4,393	4,078	3,797
Copper equivalent pounds produced (000's)[1]
Yauricocha	16,811	15,459	16,929	17,493	17,624	17,266	16,527	17,107
Bolivar	6,770	5,083	5,426	4,790	5,691	5,450	4,677	4,235
Cusi	1,649	1,225	1,092	1,345	1,137	728	652	509
Consolidated	25,230	21,767	23,447	23,628	24,452	23,444	21,856	21,851
Cash cost per tonne processed
Yauricocha	$66.01	$73.63	$69.37	$60.34	$60.51	$63.04	$64.90	$62.33
Bolivar	$28.61	$31.47	$30.25	$31.06	$24.31	$25.68	$28.84	$25.69
Cusi	$54.04	$54.99	$57.74	$59.00	$66.56	$83.57	$119.06	$134.77
Consolidated	$46.11	$51.77	$50.44	$48.43	$44.62	$46.66	$50.57	$48.01

15

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Consolidated Production	Three Months Ended			Six Months Ended
	June 30, 2019	June 30, 2018	% Var	June 30, 2019	June 30, 2018	% Var
Tonnes processed	662,490	602,087	10%	1,230,891	1,159,797	6%
Daily throughput	7,571	6,881	10%	7,034	6,627	6%

Silver ounces (000's)	836	692	21%	1,528	1,287	19%
Copper pounds (000's)	9,723	8,621	13%	17,455	16,710	4%
Lead pounds (000's)	8,065	7,096	14%	15,020	13,408	12%
Zinc pounds (000's)	16,593	20,300	-18%	33,014	38,514	-14%
Gold ounces	2,541	1,814	40%	4,526	3,765	20%
Silver equivalent ounces (000's) (1)	4,667	4,663	0%	8,652	9,071	-5%
Copper equivalent pounds (000's) (1)	25,230	24,452	3%	47,004	47,937	-1%
Zinc equivalent pounds (000's) (1)	57,622	55,279	4%	108,277	102,190	7%
Metals payable in concentrates
Silver ounces (000's)	659	609	8%	1,224	1,129	8%
Copper pounds (000's)	8,602	7,909	9%	15,972	15,205	5%
Lead pounds (000's)	7,427	7,079	5%	26,506	13,497	96%
Zinc pounds (000's)	14,037	16,076	-13%	28,850	32,551	-11%
Gold ounces	1,868	1,258	48%	3,523	2,528	39%
Silver equivalent ounces (000's) (1)	3,971	4,045	-2%	7,602	8,009	-5%
Copper equivalent pounds (000's) (1)	21,487	21,209	1%	41,326	42,354	-3%
Zinc equivalent pounds (000's) (1)	49,241	47,950	3%	95,207	90,511	4%

(1)	Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2019 were calculated using the following realized prices: $14.88/oz Ag, $2.75/lb Cu, $0.85/lb Pb, $1.20/lb Zn, $1,323/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2018 were calculated using the following realized prices: $16.36/oz Ag, $3.12/lb Cu, $1.09/lb Pb, $1.38/lb Zn, $1,296/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2019 were calculated using the following realized prices: $15.23/oz Ag, $2.80/lb Cu, $0.90/lb Pb, $1.22/lb Zn, $1,314/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2018 were calculated using the following realized prices: $16.56/oz Ag, $3.13/lb Cu, $/1.12lb Pb, $1.47/lb Zn, $1,315/oz Au.

The Peruvian Operation

Yauricocha Mine, Yauyos, Peru

Corona’s main asset, Yauricocha, is an underground mine located in western central Peru in the Yauyos province, approximately 12 km west of the Continental Divide. The Yauricocha property covers 18,778 hectares that straddle a 20 km strike length of the prolific Yauricocha fault, a major ore controlling structure in this part of western central Peru. The mine is at an average altitude of 4,600 meters and has been producing for more than 68 years. Ore is processed at the on-site Chumpe plant using a combination of crushing, grinding and flotation and is permitted to produce at a rate of 3,150 tpd, which we expect to increase to 3,600 tpd during 2020 upon receipt of the ITS permit. The ore is treated in two separate circuits and is extracted from three different types of deposits which include the following:

-	A polymetallic deposit, containing silver, lead, zinc, copper, and gold
-	A lead oxide deposit, containing lead, silver and gold
-	A copper oxide deposit, containing copper, silver, lead and gold

16

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Revised Timing for Yauricocha 43-101 Reserve and Resource Update

The management team has revised the release date for the Yauricocha NI 43-101 Reserve and Resource Update to Q4 2019. The reason for the revised date is to allow the Company to include the results from additional drilling currently taking place at key, high priority targets at the Yauricocha property, including those for which we have just recently received drilling permits.

Receipt of Permit for Additional Surface Exploration Drilling and Tailing Dam Expansion

The Company received its permit to construct the expansion of the tailing dam facility as well as its permit for the surface drilling program at the Yauricocha Mine. Receipt of the construction permit for the tailings dam follows the previously obtained EIA permit. Construction has already begun on the completion of the next lift at the tailing’s facility and is an important step in the process for a future throughput expansion at the mine. Additionally, surface drilling of four high-value drill targets which were identified as part of a recent Titan 24 geophysical survey and thorough surface sampling has begun.

Construction at the tailing dam is permitted and will take place in two stages. In the first stage the Company is permitted to complete a two-meter lift. Once complete the Company will amplify the area of deposition for the next stage, which will include an additional lift of two more meters. In total, once completed the Company will have finalize a four-meter lift that will add approximately three years of capacity, assuming a throughput rate of 3,000 tonnes per day.

All drilling targets have been prioritized by previous geochemistry sampling as well as geophysical work and they are all siginifcant, high priority targets for testing. Areas to be tested as part of a surface drilling program include:

The Doña Leona area located 2.5 kilometers southeast from the Central Yauricocha Mine. This area has already had surface geochemical sampling completed on structures and gaps, which provided values in anomalous silver, zinc, lead, and copper. Furthermore, geophysics from a Titan 24 survey shows significant anomalies in this area. Eight drill holes totaling 8,000 meters will be drilled from five platforms to test these targets for high grade structures.

The El Paso – Éxito areas are located between 3.5 and 5 kilometers southeast of the Central Yauricocha mine. The Éxito mine contains skarn and replacement mineralization and surface sampling detected structures with high values of anomalous lead, zinc, and copper. Geophysics with the Titan 24 geophysical survey have determined important anomalies in the area. Ten drills holes totaling 10,170 meters will be completed from six platforms to test these targets for high grade structures.

The Kilcaska area located 7.5 kilometers southeast of the Central Yauricocha mine is the third target to be tested. This previously exploited area along with surface sampling have produced strong values of anomalous silver, lead, zinc, and copper. Kilcaska has not had any geophysical work completed. Four holes totaling 2,120 meters will be executed from two platforms to test these targets for high grade structures.

17

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

The Victoria area located 1.5 kilometers southeast of the Central Yauricocha mine is the fourth target to be tested. The Victoria area has a high geological potential since it has previously had narrow veins exploited with values in anomalous copper, lead, zinc. Likewise, on the surface of this zone, there is a series of quartz veins and veinlets, with anomalous copper, lead and zinc in stockwork type zones. Additionally, outcrops of marble and skarns also contain veins with values of anomalous copper, lead, zinc, and silver. In this area, geophysics from the Titan 24 geophysical survey identified important anomalies in the contact area and the granodiorites. Ten drill holes totaling 9,300 meters will be drilled from five platforms to test these targets for high grade structures.

Yauricocha Production

A summary of contained metal production from the Yauricocha Mine for the three and six months ended June 30, 2019 has been provided below:

	3 Months Ended			6 Months Ended
Yauricocha Production	Q2 2019	Q2 2018	% Var.	Q2 2019	Q2 2018	% Var.
Tonnes processed (mt)	254,165	283,450	-10%	487,980	554,839	-12%
Daily throughput	2,905	3,239	-10%	2,788	3,171	-12%

Silver grade (g/t)	63.13	59.19	7%	63.31	59.35	7%
Copper grade	1.04%	0.95%	9%	1.02%	0.92%	11%
Lead grade	1.57%	1.28%	22%	1.51%	1.27%	20%
Zinc grade	3.36%	3.66%	-8%	3.46%	3.56%	-3%
Gold Grade (g/t)	0.60	0.54	12%	0.58	0.57	1%

Silver recovery	77.82%	72.71%	7%	77.54%	72.71%	7%
Copper recovery	78.04%	65.37%	19%	76.52%	65.37%	17%
Lead recovery	89.96%	84.82%	6%	89.15%	84.82%	5%
Zinc recovery	88.08%	88.73%	-1%	88.78%	88.73%	0%
Gold Recovery	16.47%	16.48%	0%	17.21%	16.48%	4%

Silver ounces (000's)	401	392	2%	770	758	2%
Copper pounds (000's)	4,536	3,884	17%	8,399	7,611	10%
Lead pounds (000's)	7,911	6,809	16%	14,516	12,878	13%
Zinc pounds (000's)	16,593	20,300	-18%	33,014	38,443	-14%
Gold ounces	809	807	0%	1,562	1,642	-5%

Zinc equivalent pounds (000's)(1)	38,394	39,844	-4%	74,365	74,468	0%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2019 were calculated using the following realized prices: $14.88/oz Ag, $2.75/lb Cu, $0.85/lb Pb, $1.20/lb Zn, $1,323/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2018 were calculated using the following realized prices: $16.36/oz Ag, $3.12/lb Cu, $1.09/lb Pb, $1.38/lb Zn, $1,296/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2019 were calculated using the following realized prices: $15.23/oz Ag, $2.80/lb Cu, $0.90/lb Pb, $1.22/lb Zn, $1,314/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2018 were calculated using the following realized prices: $16.56/oz Ag, $3.13/lb Cu, $/1.12lb Pb, $1.47/lb Zn, $1,315/oz Au.

The Yauricocha Mine processed 254,165 tonnes during Q2 2019, representing a 10% decrease from Q2 2018. The decline in throughput was due to the illegal strike action initiated by members of the Union of the Mine and Metallurgical Workers of Minera Corona on March 19, 2019. This illegal strike was resolved on April 12, 2019, however, resulted in a total of 12 days of lost production during April 2019. Regular operations at the mine and mill resumed on April 14, 2019, and management believes that any production lost during this strike action should not materially affect the Company’s annual production guidance. The Company realized record mine production and mill throughput at the mine during the months of May and June, which offset the production lost during April due to the illegal strike action.

18

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Despite the decrease in throughput realized at Yauricocha during Q2 2019, higher head grades and recoveries of all metals, except zinc head grades and recoveries, were realized which resulted in a 4% decrease in zinc equivalent metal production compared to Q2 2018. The higher lead head grades and lead production realized during Q2 2019 was the result of increased production from the cuerpos chicos that contained higher lead grades during the quarter. Higher copper head grades resulted from the inclusion of certain copper-enriched zones at Esperanza, polymetallic ore from the Central Mine Zone, and a small inclusion of polymetallic ore from the cuerpos chicos.

The Mexican Operations

Bolivar Mine, Chihuahua State

The Bolivar Mine is a contiguous portion of the 15,217 hectare Bolívar Property land package within the municipality of Urique, in the Piedras Verdes mining district of Chihuahua State, Mexico. During 2012, the Company achieved its first full year of commercial production at the Piedras Verdes plant, which is located 6 kilometres from the Bolivar Mine that had an initial capacity of 1,000 tpd. In September 2013, the Piedras Verdes plant further increased its daily throughput capacity to 2,000 tpd by installing a new circuit. Production has increased incrementally during the last two quarters and we should be at the 4,000 tonnes per day level during H2 2019.

At Bolívar during Q2 2019, 4,847 meters were drilled from surface as well as diamond drilling within the mine. 1,204 meters were drilled within the mine in the El Gallo Inferior area towards La Montura which intersected a mineralized skarn orebody of semi-massive magnetite and disseminated chalcopyrite. 3,643 meters of exploration drilling was performed from surface in the following areas: 654 meters at Bolivar West to explore the extension of Bolivar West to the Northwest. 821 meters in order to explore the continuity of Bolivar West to the South. 2,168 meters were drilled at La Montura exploring the Northeast part of the Gallo Inferior area. These drill results included a stratiform mineralized orebody of skarn with magnetite and chalcopyrite.

19

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Bolivar Production

A summary of contained metal production from the Bolivar Mine for the three and six months ended June 30, 2019 has been provided below:

	3 Months Ended			6 Months Ended
Bolivar Production	Q2 2019	Q2 2018	% Var.	Q2 2019	Q2 2018	% Var.
Tonnes processed (mt)	326,208	272,040	20%	589,445	531,415	11%
Daily throughput	3,728	3,109	20%	3,368	3,037	11%

Copper grade	0.86%	0.97%	-11%	0.84%	0.96%	-12%
Silver grade (g/t)	18.09	16.61	9%	18.71	17.21	9%
Gold grade (g/t)	0.24	0.15	62%	0.22	0.16	34%

Copper recovery	83.51%	81.33%	3%	82.96%	81.01%	2%
Silver recovery	80.03%	75.53%	6%	79.62%	78.25%	2%
Gold recovery	64.14%	71.81%	-11%	65.61%	71.34%	-8%

Copper pounds (000's)	5,187	4,737	10%	9,056	9,099	0%
Silver ounces (000's)	152	110	38%	282	230	23%
Gold ounces	1,586	911	74%	2,685	1,959	37%

Copper equivalent pounds (000's)(1)	6,770	5,690	19%	11,848	11,138	6%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2019 were calculated using the following realized prices: $14.88/oz Ag, $2.75/lb Cu, $0.85/lb Pb, $1.20/lb Zn, $1,323/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2018 were calculated using the following realized prices: $16.36/oz Ag, $3.12/lb Cu, $1.09/lb Pb, $1.38/lb Zn, $1,296/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2019 were calculated using the following realized prices: $15.23/oz Ag, $2.80/lb Cu, $0.90/lb Pb, $1.22/lb Zn, $1,314/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2018 were calculated using the following realized prices: $16.56/oz Ag, $3.13/lb Cu, $/1.12lb Pb, $1.47/lb Zn, $1,315/oz Au.

The Bolivar Mine processed a quarterly record of 326,208 tonnes in Q2 2019, representing a 20% increase over Q2 2018. Average daily throughput realized during the quarter was approximately 3,700 tpd, and the Company expects to reach 4,000 tpd during Q3 2019. The 20% increase in throughput, and higher silver and gold head grades, and higher copper and silver recoveries resulted in a 19% increase in copper equivalent pounds produced during Q2 2019 compared to Q2 2018. This increase was achieved despite an 11% decrease in copper head grades and gold recoveries, however, the Company expects copper head grades to increase during H2 2019, as more ore is sourced from Bolivar West. In Q2 2019, copper production increased by 10% to 5,187,000 pounds, silver production increased 38% to 152,000 ounces, and gold production increased 74% to 1,586 ounces compared to Q2 2018.

Development and infrastructure improvements continue in the effort to push throughput at Bolivar to 4,000 tpd during the second half of 2019. During the rest of 2019, target mining areas will be the Gallo Inferior, Mina de Fierro, Chimneys, Breccias and Gallo Superior orebodies. Infill drilling will continue on the Bolivar West and Gallo Inferior areas, while mine development will focus on the Gallo Inferior and Breccia zones. This work will allow the Company to increase the number of minable stopes available in order to increase throughput at the plant.

20

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

The Cusi Mine, Chihuahua

The Company’s Cusi Mine encompasses 73 concessions covering 11,977 hectares that include 12 historical mines, each located on a mineralized structure, which lie within 40 kilometers of the Malpaso Plant located in Chihuahua State, Mexico. On January 1, 2013 the Company announced that the Cusi Mine achieved commercial production.

During Q2 2019 the Company drilled 3,867 meters of surface diamond drilling and infill drilling within the mine. Infill drilling of 2,184 meters was performed to support development of the Santa Rosa de Lima vein in order to verify the ore zone and its continuity.

Cusi Production

A summary of contained metal production from the Cusi Mine for the three and six months ended June 30, 2019 has been provided below:

	3 Months Ended			6 Months Ended
Cusi Production	Q2 2019	Q2 2018	% Var.	Q2 2019	Q2 2018	% Var.
Tonnes processed (mt)	82,117	46,597	76%	153,466	73,543	109%
Daily throughput	938	533	76%	877	420	109%

Silver grade (g/t)	145.44	155.60	-7%	126.77	151.16	-16%
Gold grade (g/t)	0.15	0.16	-8%	0.15	0.17	-9%
Lead grade	0.11%	0.36%	-69%	0.20%	0.41%	-51%
Zinc grade	0.09%	0.33%	-73%	0.19%	0.40%	-51%

Silver recovery	73.74%	81.66%	-10%	75.98%	83.41%	-9%
Gold recovery	37.37%	39.80%	-6%	37.45%	41.91%	-11%
Lead recovery	74.96%	77.22%	-3%	75.14%	80.27%	-6%
Zinc recovery	0.00%	0.00%	N.R.	0.00%	10.99%	-100%

Silver ounces (000's)	283	190	49%	475	298	59%
Gold ounces	146	96	52%	279	165	70%
Lead pounds (000's)	154	287	-46%	504	530	-5%
Zinc pounds (000's)	0	0	N.R.	0	71	-100%

Silver equivalent ounces (000's)(1)	305	217	41%	529	353	50%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2019 were calculated using the following realized prices: $14.88/oz Ag, $2.75/lb Cu, $0.85/lb Pb, $1.20/lb Zn, $1,323/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2018 were calculated using the following realized prices: $16.36/oz Ag, $3.12/lb Cu, $1.09/lb Pb, $1.38/lb Zn, $1,296/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2019 were calculated using the following realized prices: $15.23/oz Ag, $2.80/lb Cu, $0.90/lb Pb, $1.22/lb Zn, $1,314/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2018 were calculated using the following realized prices: $16.56/oz Ag, $3.13/lb Cu, $/1.12lb Pb, $1.47/lb Zn, $1,315/oz Au.

At Cusi, throughput reached approximately 938 tonnes per day (“tpd”) during Q2 2019, and the Company continues to work towards reaching the 1,200 tpd mark during Q4 2019. The 76% increase in throughput realized during Q2 2019 resulted in a 41% increase in silver equivalent ounces produced, despite lower head grades and recoveries for all metals as we continue to develop deeper into the Santa Rosa de Lima zone which has higher head grades.

Silver production of 283,000 ounces increased 49%, gold production of 146 ounces increased 52%, and lead production of 154,000 pounds decreased 46% in Q2 2019 compared to Q2 2018.

21

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

A revised LOM plan is nearing completion at Cusi, and we expect to have an updated NI 43-101 report completed during Q2 2020. The Company continues to increase mill feed from the Santa Rosa de Lima zone, while mining selected structures in the older part of the mine, in order to continue to ramp up to the goal of 1,200 tpd during Q4 2019, and move towards the final goal of 2,400 tpd.

Purchase of Cusi Royalty

The Company has agreed to repurchase a royalty on its Cusi Silver Mine in Mexico, from Minera Cusi SA de CV for $4.0 million. The royalty agreement required the Company to pay a 3% royalty on the net revenues generated by the mine, less transportation costs, for the life of the mine. The Company has already paid $2.5 million upon signing the repurchase contract on May 10, 2019 and is required to pay a further $1.5 million on May 10, 2021. With this repurchase, the Company will no longer have any royalties on any of its properties or mines, with the exception of those that are legally imposed by the local governments.

22

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Consolidated Mineral Resources

Consolidated Reserves and Resources

Reserves - Proven and Probable											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha	Proven	1,836	47	1.08	0.84	2.59	0.64		-	5.78	3	44	34	105	38	-	-	234
	Probable	7,081	49	1.23	0.75	2.38	0.49		-	5.72	11	192	117	372	112	-	-	893
	Proven & Probable	8,917	48	1.20	0.77	2.43	0.52		-	5.73	14	235	151	477	150	-	-	1,127
Bolivar	Proven	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Probable	7,925	19	0.86	-	-	0.25	-	1.14	-	5	150	-	-	64	-	199	-
	Proven & Probable	7,925	19	0.86	-	-	0.25	-	1.14	-	5	150	-	-	64	-	199	-
Total	Proven & Probable	16,842	34	1.04	0.41	1.29	0.39				19	386	151	477	213

Resources - Measured and Indicated											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha	Measured	3,094	70	1.72	1.23	3.20	0.79	-	-	8.06	7	117	84	219	78	-	-	550
	Indicated	10,112	60	1.46	0.83	2.67	0.60	-	-	6.63	19	326	185	595	196	-	-	1,478
	Measured & Indicated	13,206	62	1.52	0.92	2.79	0.65	-	-	6.97	26	444	269	813	274	-	-	2,028
Bolivar	Measured	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Indicated	13,267	23	1.04	-	-	0.30	-	1.37	-	10	304	-	-	128	-	402	-
	Measured & Indicated	13,267	23	1.04	-	-	0.30	-	1.37	-	10	304	-	-	128	-	402	-
Cusi	Measured	362	225	-	0.55	0.68	0.13	269	-	-	3	-	4	5	2	3	-	-
	Indicated	4,195	217	-	0.64	0.66	0.21	267	-	-	29	-	59	61	28	36	-	-
	Measured & Indicated	4,557	218	-	0.63	0.66	0.20	267	-	-	32	-	64	66	30	39	-	-
Total	Measured & Indicated	31,030	68	1.09	0.49	1.29	0.43				68	748	333	880	432

Resources - Inferred											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha		6,632	43	1.19	0.47	2.16	0.55	-	-	5.15	9	175	68	315	117	-	-	753
Bolivar		8,012	22	0.96	-	-	0.42	-	1.35	-	6	170	-	-	108	-	238	-
Cusi		1,633	158	-	0.54	0.84	0.16	207	-	-	8	-	19	30	8	11	-	-
Total	Inferred	16,277	44	0.96	0.24	0.96	0.45				23	344	87	345	234

Notes:

1.	The effective date of the Yauricocha mineral reserve and resource estimate is July 31, 2017. Details of the estimate are provided in a NI 43-101 technical report filed on SEDAR on November 10, 2017. Zinc equivalency is based on the following metal price assumptions: US$17.80/oz Ag, US$2.60/lb Cu, US$1.01/lb Pb, US$1.25/lb Zn and US$1,255/oz Au. Metallurgical recovery assumptions are variable between mineralization types, and are based on actual plant data for 2017. They range (where recovered) from 28-67% Ag, 39-65% Cu, 66-85% Pb, 89% Zn, 16-54% Au. The equivalency expression is designed to present an in-situ zinc equivalent, considering the recovered value of the other metals expressed in the value of zinc percent.
•	The equation is: ZnEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Zn$*Znrec).
2.	The effective date of the Bolivar mineral reserve and resource estimate is October 31, 2017. Details of the estimate are provided in the Company’s May 22, 2018 press releases and a NI 43-101 technical report will be filed on SEDAR within 45 days of the May 22, 2018 press release. Measured, Indicated and Inferred Resources include Proven and Probable Reserves. Copper equivalent is based on the following metal prices: US$18.25/oz Ag, US3.00/lb Cu and US$1,291 Au. Totals for Proven and Probable are diluted for internal waste. Metallurgical recovery assumptions are based on actual plant data for 2017 and are 78% Ag, 83% Cu, and 64% Au. The equivalency expression is designed to present an in-situ copper equivalent, considering the recovered value of the other metals expressed in the value of copper percent.
•	The equation is: CuEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Au*Au$*Aurec)) / (Cu$*Curec).
3.	The effective date of the Cusi mineral resource estimate is Aug 31, 2017. Details of the estimate are provided in a NI 43-101 technical report filed on SEDAR on February 12, 2018. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Silver equivalency is based on the following metal price assumptions: US$18.30/oz Ag, US$0.93/lb Pb, US$1.15/lb Zn and US$1,283/oz Au. Based on the historical production information for Cusi, the metallurgical recovery assumptions are 84% Ag, 86% Pb, 51% Zn, 57% Au. The equivalency expression is designed to present an in-situ silver equivalent, considering the recovered value of the other metals expressed in the value of silver g/t.
•	The equation is: AgEq = ((Ag*Ag$*Agrec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Ag$*Agrec).

23

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

6.	SUMMARIZED FINANCIAL RESULTS

Six months ended June 30, 2019 (compared to the six months ended June 30, 2018)

Net income (loss) attributable to shareholders for H1 2019 was $(1.9) million (H1 2018: $19.5 million) or $(0.01) per share (basic and diluted) (H1 2018: $0.12). The major differences between these periods are explained below.

Revenues

Revenue from metals payable at the Yauricocha Mine in Peru of $69.3 million for H1 2019 decreased by 24% compared to $91.4 million of revenues in H1 2018. The decrease in revenues for H1 2019 compared to H1 2018 was due to a 12% decrease in tonnes processed due to the illegal strike action initiated by members of the Union of the Mine and Metallurgical Workers of Minera Corona on March 19, 2019. This illegal strike was resolved on April 12, 2019, however, resulted in a total of 24 days of lost production during H1 2019. Lower revenues were also affected by the decreases in the prices of silver (8%), copper (11%), zinc (17%), and lead (20%). In addition, the Company incurred higher treatment and refining charges for the zinc concentrate sold as the current surplus zinc concentrate market has moved spot treatment charges upwards. However, higher head grades and recoveries of all metals, except zinc head grades, were realized during H1 2019 which resulted in a 3% increase in zinc equivalent payable pounds compared to H1 2018.

Revenue from metals payable in Mexico were $30.5 million for H1 2019 compared to $33.0 million in H1 2018. Revenues decreased by 8% in Mexico during H1 2019 as a result of the decrease in prices of all metals, except gold, mentioned previously. Additionally, higher throughput at both mines was partially offset by significant increases in concentrate inventories at both mines; lower copper head grades and gold recoveries realized at the Bolivar Mine, as well as lower head grades and recoveries for all metals at the Cusi Mine.

Revenue from metals payable at the Bolivar Mine were $26.0 million for H1 2019 compared to $28.5 million in H1 2018. Despite an 11% increase in throughput during H1 2019, the 12% decline in copper head grades, 11% decrease in copper prices, increase in concentrate inventory, and increase in treatment and refining charges, offset the increase in silver and gold head grades, and copper and silver recoveries, and resulted in a 9% decrease in revenue in H1 2019 compared to H1 2018. Development and infrastructure improvements continue in the effort to push throughput at Bolivar to 4,000 tpd during the second half of 2019.

Revenue from metals payable at the Cusi Mine for H1 2019 were $4.5 million compared to $4.5 million in H1 2018. The 109% increase in throughput realized during H1 2019 resulted in a 50% increase in silver equivalent ounces produced, despite lower head grades and recoveries for all metals as we continue to develop deeper into the Santa Rosa de Lima zone which has higher head grades. However, silver equivalent payable ounces decreased during H1 2019 compared to H1 2018 due to a significant increase in concentrate inventory that was not able to be sold due to the high moisture content, and the silver content being below the specifications required in our sales contracts. This concentrate inventory balance has declined during July 2019 as it is being blended with higher grade ore. Inventory levels are expected to return back to normal quantities by the end of Q3 2019. The Company is focused on improving head grades and recoveries by improving dilution control and utilizing sub-level stoping, in addition to focusing on development in order to bring the throughput up to 1,200 tpd during Q4 2019. A revised LOM plan is nearing completion at Cusi, and we expect to have an updated NI 43-101 report completed during Q2 2020.

24

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

The following table shows the Company’s realized selling prices for the three and six months ended June 30, 2019, and each of the last six quarters:

Realized Metal Prices	2019			2018
(In US dollars)	Q2	Q1	H1	Q4	Q3	Q2	Q1	H1

Silver (oz)	$14.88	$15.57	$15.23	$14.63	$14.85	$16.36	$16.75	$16.56
Copper (lb)	$2.75	$2.85	$2.80	$2.77	$2.79	$3.12	$3.14	$3.13
Lead (lb)	$0.85	$0.94	$0.90	$0.89	$0.94	$1.09	$1.15	$1.12
Zinc (lb)	$1.20	$1.23	$1.22	$1.16	$1.14	$1.38	$1.56	$1.47
Gold (oz)	$1,323	$1,305	$1,314	$1,238	$1,206	$1,296	$1,334	$1,315

Yauricocha’s cost of sales per zinc equivalent payable pound was $0.56 (H1 2018 - $0.58), cash cost per zinc equivalent payable pound was $0.52 (H1 2018 - $0.54), and AISC per zinc equivalent payable pound of $0.86 (H1 2018 - $0.77). The increase in the AISC per zinc equivalent payable pound for H1 2019 compared to H1 2018 was due to the increase in treatment and refining charges for the zinc concentrate produced, and higher general and administrative costs.

Bolivar’s cost of sales per copper equivalent payable pound was $1.91 (H1 2018 - $1.42), cash cost per copper equivalent payable pound was $1.75 (H1 2018 - $1.21), and AISC per copper equivalent payable pound was $3.02 (H1 2018 - $1.92) for H1 2019 compared to H1 2018. The increase in the AISC per copper equivalent payable pound was due to higher labour and contractor costs incurred related to stope and ramp development within the mine required to increase throughput to the 4,000 tpd level. Additionally, sustaining capital expenditures were $6.5 million higher in H1 2019 compared to H1 2018 and related to the purchase of mining equipment, mine development costs, exploration drilling within the mine, and plant improvements required to produce 4,000 tpd. The Company has considered these costs sustaining capital expenditures, even though the majority of the plant improvement costs are one-time costs required to process the tonnage increases we expect to achieve during the second half of the year.

Cusi’s cost of sales per silver equivalent payable ounce was $12.23 (H1 2018 - $8.86), cash cost per silver equivalent payable ounce was $16.51 (H1 2018 - $14.96), and AISC per silver equivalent payable ounce was $27.79 (H1 2018 - $23.25) for H1 2019 compared to H1 2018. AISC per silver equivalent payable ounce increased due to higher sustaining capital expenditures incurred due to investments made in the concentrator plant in order to increase throughput to 1,200 tpd during Q4 2019. If the build-up of concentrate inventory during H1 2019 had been sold, it would have resulted in the AISC decreasing by $4.00.

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for H1 2019 of $16.3 million compared to $15.5 million for the same period in 2018.

25

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

A large component of the net income for every period is the non-cash depletion charge in Peru, which was $4.8 million for H1 2019 (H1 2018: $5.4 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine.

General and Administrative Expenses

The Company incurred general and administrative expenses of $9.4 million in H1 2019 compared to $9.5 million in H1 2018. General and administrative costs have increased over the past two years as they include additional payroll costs related to the strengthening of the corporate teams in Peru and Mexico by adding professionals with experience in projects and metallurgy, planning and scoping, organization restructuring, as well as continuous improvement capabilities.

Adjusted EBITDA (1)

The Company recorded adjusted EBITDA of $24.6 million during H1 2019 (H1 2018: $56.3 million) which was comprised of $24.9 million (H1 2018: $47.6 million) from the Peruvian operations and $2.2 million (H1 2018: $11.0 million) from the operations in Mexico. The decrease in adjusted EBITDA is due to the decrease in revenues and increase in labour and administrative costs discussed previously. Adjusted EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Adjusted EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, foreign exchange variations, non-recurring provisions, share-based payments expense, and income taxes. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

Income taxes

The Company recorded current tax expense of $6.4 million for H1 2019 compared to $15.0 million in H1 2018. The decrease was the result of the lower taxable income generated in Peru during H1 2019 compared to H1 2018.

During H1 2019, the Company recorded a deferred tax recovery of $1.8 million compared to a $0.4 million deferred tax recovery in H1 2018. The main driver for the Company’s consolidated deferred tax recovery is the non-cash recovery associated with the acquisition of Corona.

Adjusted net income attributable to shareholders (1)

Adjusted net income attributable to shareholders (1) of $2.5 million, or $0.02 per share, for H1 2019 was lower than the adjusted net income of $23.7 million, or $0.15 per share for H1 2018. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

26

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Other Comprehensive Income

Other comprehensive income (“OCI”) for H1 2019 was $0.6 million compared to OCI of $23.1 million in H1 2018. OCI includes a foreign currency gain of $0.4 million for H1 2019 (H1 2018: $(0.9) million).

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

The following tables display selected quarterly financial results detailed by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Six months ended June 30, 2019	$	$		$	$

Revenue (1)	69,325	26,038	4,490	-	99,853

Production cost of sales	(37,457)	(19,994)	(4,389)	-	(61,840)
Depletion of mineral property	(6,552)	(1,715)	(377)	-	(8,644)
Depreciation and amortization of property, plant and equipment	(2,436)	(4,209)	(924)	-	(7,569)
Cost of sales	(46,445)	(25,918)	(5,690)	-	(78,053)

Gross profit (loss) from mining operations	22,880	120	(1,200)	-	21,800

Net income (loss) from operations	9,008	(3,217)	(2,140)	(3,482)	169

Adjusted EBITDA	24,931	2,632	(462)	(2,502)	24,599

(1) Includes provisional pricing adjustments of: $676 for Yauricocha, $(129) for Bolivar, and $(33) for Cusi.

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended June 30, 2019	$	$		$	$

Revenue (1)	33,987	14,215	2,471	-	50,673

Production cost of sales	(18,588)	(10,211)	(2,242)	-	(31,041)
Depletion of mineral property	(3,346)	(702)	(155)	-	(4,203)
Depreciation and amortization of property, plant and equipment	(1,285)	(2,138)	(469)	-	(3,892)
Cost of sales	(23,219)	(13,051)	(2,866)	-	(39,136)

Gross profit (loss) from mining operations	10,768	1,164	(395)	-	11,537

Net income (loss) from operations	3,489	(503)	(789)	(1,472)	725

Adjusted EBITDA	11,388	2,305	(31)	(1,104)	12,558

(1) Includes provisional pricing adjustments of: $275 for Yauricocha, $(87) for Bolivar, and $(17) for Cusi.

27

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Six months ended June 30, 2018	$	$		$	$

Revenue (1)	91,353	28,530	4,513	-	124,396

Production cost of sales	(37,891)	(14,047)	(3,413)	-	(55,351)
Depletion of mineral property	(6,389)	(1,739)	(381)	-	(8,509)
Depreciation and amortization of property, plant and equipment	(2,287)	(3,815)	(837)	-	(6,939)
Cost of sales	(46,567)	(19,601)	(4,631)	-	(70,799)

Gross profit (loss) from mining operations	44,786	8,929	(118)	-	53,597

Net income (loss) from operations	23,308	4,367	(1,066)	(2,550)	24,059

Adjusted EBITDA	47,577	10,541	407	(2,244)	56,281

(1) Includes provisional pricing adjustments of: $1,390 for Yauricocha, $(120) for Bolivar, and $(21) for Cusi.

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended June 30, 2018	$	$		$	$

Revenue (1)	44,790	14,674	3,257	-	62,721

Production cost of sales	(18,070)	(7,055)	(1,878)	-	(27,003)
Depletion of mineral property	(3,787)	(803)	(174)	-	(4,764)
Depreciation and amortization of property, plant and equipment	(765)	(1,980)	(434)	-	(3,179)
Cost of sales	(22,622)	(9,838)	(2,486)	-	(34,946)

Gross profit (loss) from mining operations	22,168	4,836	771	-	27,775

Net income (loss) from operations	10,718	3,141	435	(1,368)	12,926

Adjusted EBITDA	23,439	5,687	1,009	(1,257)	28,878

(1) Includes provisional pricing adjustments of: $772 for Yauricocha, $(27) for Bolivar, and $2 for Cusi.

Cash Flows

Cash flow generated from operations before movements in working capital of $24.6 million for H1 2019 decreased compared to $56.9 million in H1 2018. The decrease in operating cash flow is mainly the result of lower revenues generated and lower gross margins realized.

Net cash flow of $(28.1) million (H1 2018: $(24.0) million) used in investing activities during H1 2019 consists of development costs, equipment purchases, plant improvement expenditures required to meet throughput increases, expenditures on shafts and ventilation, and the purchase of the Cusi royalty.

28

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

A breakdown of the Company’s capital expenditures of $28.1 million during the six months ended June 30, 2019 is presented below:

H1 2019 Capital Expenditures by Mine
($ Millions)	Yauricocha	Bolivar	Cusi	Total
Expenditure
Exploration	$-	$0.60	$0.60	$1.20
Development	$1.65	$2.20	$-	$3.85
Investment in Equipment	$1.00	$0.90	$0.40	$2.30
Mascota Shaft / Central Shaft	$0.30	$-	$-	$0.30
Concentrator Plant Improvements	$0.20	$4.30	$2.39	$6.89
Ventilation	$1.10	$-	$-	$1.10
Environmental works	$0.20	$-	$-	$0.20
Other	$0.10	$-	$-	$0.10
Drilling Exploration to increase production	$1.90	$0.20	$-	$2.10
Development to increase production	$-	$0.50	$1.40	$1.90
Yauricocha Shaft	$2.60	$-	$-	$2.60
Ramp Lv 720 Mascota - Esperanza	$0.22	$-	$-	$0.22
Mine Camp	$0.30	$-	$-	$0.30
Purchase of royalty	$-	$-	$4.00	$4.00
Tailings dam	$0.20	$0.30	$0.50	$1.00
	$9.77	$9.00	$9.29	$28.06

Net cash flow of $39.6 million (H1 2018: $(4.9) million) from (used in) financing activities for H1 2019 consists of $(56.2) million (H1 2018: $(7.0) million) in repayments of loans and credit facilities, $(1.5) million of share repurchases (H1 2018: $Nil), $(1.9) million (H1 2018: $(1.4) million) in interest paid on loans and credit facilities, with no dividends being paid to non-controlling interest shareholders (H1 2018: $(1.6) million). This was offset by proceeds received from the issuance of credit facilities of $99.2 million during H1 2019 (H1 2018: $5.0 million).

7.	QUARTERLY FINANCIAL REVIEW

The following table displays selected results from the eight most recent quarters:

	2019		2018				2017
(In thousands of United States dollars, except per share amounts)	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30
Revenues	50,673	49,180	55,019	52,956	62,721	61,675	51,170	50,859
Adjusted EBITDA	12,558	12,041	15,263	18,212	28,878	27,403	19,208	18,845
Adjusted net income attributable to shareholders	1,645	886	783	4,482	12,557	11,187	3,241	4,993
Net income (loss) attributable to shareholders	(158)	(1,724)	(2,654)	1,922	10,843	8,703	2,118	(6,523)

Basic and diluted earnings (loss) per share ($)	0.00	(0.01)	(0.01)	0.01	0.07	0.05	0.01	(0.04)

Three months ended June 30, 2019 (compared to the three months ended June 30, 2018)

Net income (loss) attributable to shareholders for Q2 2019 was $(0.2) million, or $0.00 per share (basic and diluted), compared to net income of $10.8 million, or $0.07 per share (basic and diluted) for the same period in 2018. The major differences between these periods are explained below.

29

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Revenues

Revenues from metals payable from the Yauricocha Mine in Peru were $34.0 million for Q2 2019 compared to $44.8 million in Q2 2018. The decrease in revenues for Q2 2019 compared to the same period in 2018 was due to a 10% decrease in tonnes processed due to the illegal strike action initiated by members of the Union of the Mine and Metallurgical Workers of Minera Corona on March 19, 2019. This illegal strike was resolved on April 12, 2019, however, resulted in a total of 12 days of lost production during April 2019. Lower revenues were also affected by the decreases in the prices of silver (9%), copper (12%), zinc (13%), and lead (22%), and higher treatment and refining charges incurred on our zinc concentrate. This was partially offset by higher head grades and recoveries for all metals, except zinc head grades and recoveries.

Revenue from metals payable in Mexico were $16.7 million for Q2 2019, compared to $17.9 million for the same period in 2018. Revenues in Mexico decreased as a result the decrease in prices of all metals, except gold; an 11% decrease in copper head grades at Bolivar; and the decrease in head grades and recoveries of all metals at Cusi, and the increase in concentrate inventory at both mines.

Revenues generated at the Bolivar Mine for Q2 2019 were $14.2 million, compared to $14.7 million for the same period in 2018. The decrease in revenue was the result of lower copper head grades, lower copper prices, and the increase in concentrate inventory compared to Q2 2018.

Revenues generated at the Cusi Mine for Q2 2019 were $2.5 million compared to $3.3 million for Q2 2018. The decrease in revenue was the result of lower metal prices, lower head grades and recoveries for all metals, and lower silver equivalent payable ounces due to a significant increase in concentrate inventory that was not able to be sold due to the silver content being below the specifications of the sales contracts. This concentrate inventory has declined during July 2019 as it is blended with higher grade ore. Inventory levels are expected to return back to normal quantities by the end of Q3 2019. This decrease in revenue was incurred despite a 76% increase in throughput, and a 41% increase in silver equivalent ounces produced. The Company continues to focus on improving silver head grades and silver recoveries during the second half of the year.

Yauricocha’s cost of sales per zinc equivalent payable pound was $0.56 (Q2 2018 - $0.54), cash cost per zinc equivalent payable pound was $0.50 (Q2 2018 - $0.50), and AISC per zinc equivalent payable pound of $0.86 (Q2 2018 - $0.72). The increase in the AISC per zinc equivalent payable pound for Q2 2019 compared to Q2 2018 was due to the increase in treatment and refining charges for the zinc concentrate produced, and higher general and administrative costs.

Bolivar’s cost of sales per copper equivalent payable pound was $1.77 (Q2 2018 - $1.39), cash cost per copper equivalent payable pound was $1.51 (Q2 2018 - $1.14), and AISC per copper equivalent payable pound was $2.55 (Q2 2018 - $1.90) for Q2 2019 compared to Q2 2018. The increase in the AISC per copper equivalent payable pound was due to higher labour and contractor costs incurred related to stope and ramp development within the mine required to increase throughput to the 4,000 tpd level. The majority of these costs are included in opex. Additionally, sustaining capital expenditures were $2.0 million higher in Q2 2019 compared to Q2 2018 and related to the purchase of mining equipment, mine development costs, exploration drilling within the mine, and plant improvements.

30

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Cusi’s cost of sales per silver equivalent payable ounce was $10.99 (Q2 2018 - $8.03), cash cost per silver equivalent payable ounce was $16.49 (Q2 2018 - $12.78), and AISC per silver equivalent payable ounce was $25.67 (Q2 2018 - $19.98) for Q2 2019 compared to Q2 2018. AISC per silver equivalent payable ounce increased due to higher sustaining capital expenditures and lower silver equivalent payable ounces due to a build-up of concentrate inventory at quarter end with a high moisture content that wasn’t shipped until after quarter end.

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for Q2 2019 of $8.2 million compared to $7.9 million for the same period in 2018.

A large component of the non-cash depletion, depreciation and amortization expense is the depletion charge on the acquisition of Corona of $2.4 million for Q2 2019 compared to $2.8 million for the same period in 2018. The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine.

General and Administrative Expenses

The Company incurred general and administrative expenses of $5.5 million for Q2 2019 compared to $4.3 million for Q2 2018. General and administrative costs increased in Q2 2019 due to higher labour costs and contractor termination payouts in Peru.

Adjusted EBITDA

Adjusted EBITDA(1) of $12.6 million for Q2 2019 decreased compared to $28.9 million in Q2 2018. The decrease in adjusted EBITDA in Q2 2019 was due to the decrease in revenues realized at Yauricocha and Cusi, mainly due to the illegal strike action at Yauricocha, a decrease in the prices of all metals, and higher operating and administrative costs at Yauricocha.

Income taxes

The Company recorded current tax expense of $3.4 million for Q2 2019 compared to $7.5 million in Q2 2018 and the decrease was the result of the lower taxable income generated in Peru during Q2 2019 compared to Q2 2018.

During Q2 2019, the Company recorded a deferred tax recovery of $1.1 million compared to a deferred tax recovery of $0.04 million in Q2 2018. The main driver for the Company’s consolidated deferred tax recovery is the non-cash recovery associated with the acquisition of Corona which has decreased year over year in line with the non-cash depletion charge mentioned previously.

Adjusted net income attributable to shareholders

The Company recorded an adjusted net income of $1.6 million for Q2 2019 compared to $12.6 million for Q2 2018. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

31

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Other Comprehensive Income (Loss)

OCI for Q2 2019 was $0.8 million compared to OCI of $12.6 million for the same period in 2018. OCI includes a foreign currency gain of $0.05 million in Q2 2019 (Q2 2018: $(0.3) million). The unrealized foreign currency translation gain was caused by the strengthening of the Canadian dollar relative to the US dollar during the quarter, which resulted in a foreign exchange gain on the translation of the Canadian dollar net assets into the Company’s US dollar presentation currency.

8.	LIQUIDITY AND CAPITAL RESOURCES

Financial Condition Review

The following table provides a comparison of key elements of Sierra’s balance sheet as at June 30, 2019 and December 31, 2018:

(000's)	June 30, 2019	December 31, 2018
Cash and cash equivalents	$40,246	$21,832
Working capital	$50,911	$(8,290)
Total assets	$396,935	$356,441

Debt (net of financing fees)	$99,483	$56,253
Total liabilities	$193,641	$152,836

Equity attributable to owners of the Company	$170,993	$173,355

Cash and cash equivalents of $40.2 million and working capital of $50.9 million as at June 30, 2019 compared to $21.8 million and $(8.3) million, respectively, at the end of 2018. The increase in working capital was due to the Company drawing down the remainder of the Senior Secured Corporate Credit Facility during the quarter. Cash and cash equivalents have increased by $18.4 million during H1 2019 due to $6.9 million of operating cash flows, and $99.2 million drawn down from the Senior Secured Corporate Facility, being partially offset by capital expenditures incurred in Mexico and Peru of $(28.1) million, $(1.5) million of share repurchases, and repayments of loans, credit facilities and interest of $(58.1) million.

Trade and other receivables as at June 30, 2019 include $9.1 million (December 31, 2018 - $5.8 million) of Mexican value-added tax (“VAT”) receivables. The Company expects to collect or offset the VAT balance against 2019 VAT payables. Amounts included in trade and other receivables are current and the Company has no allowance for doubtful accounts as at June 30, 2019.

32

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Sierra’s outstanding loan and credit facilities are shown below:

	Balance Outstanding
(000's)	Limit	June 30, 2019	December 31, 2018
Dia Bras Peru loan with BCP (Corona Acquisition)(1)	$-	$-	$34,596
Senior Secured Corporate Facility with BCP(2)	$100,000	$99,483	$-
DBP revolving credit facility with BCP(3)	$15,000	$-	$15,000
Corona Notes payable to BBVA Banco Continental(4)	$-	$-	$5,000
FIFOMI working capital facility	$-	$-	$1,657
Total Debt		$99,483	$56,253

Less cash balances		$40,246	$21,832
Net Debt		$59,237	$34,421

(1 – 4) See condensed interim consolidated financial statements as at June 30, 2019 for details of each loan and credit facility.

Outstanding shares

The authorized share capital at June 30, 2019 was an unlimited number of common shares without par value. As at August 14, 2019, the Company had 163.1 million shares issued and outstanding (December 31, 2018 – 163.4 million shares issued and outstanding).

As at June 30, 2019, there were 1,932,499 RSUs outstanding at a weighted average fair value of C$2.42.

As at August 14, 2019 there are 1,932,499 RSU’s outstanding at a weighted average fair value of C$2.42.

9.	safety, health and environment

Sierra Metals is fully committed to disciplined and responsible growth and has Safety and Health and Environmental Policies in place to support this commitment. The Company’s corporate responsibility objectives are to prevent pollution, minimize the impact operations may cause to the environment and practice progressive rehabilitation of areas impacted by its activities. The Company aims to operate in a socially responsible and sustainable manner, and to follow international guidelines in Mexico and Peru. The Company focuses on social programs with the local communities in Mexico and Peru on an ongoing basis.

10.	OTHER RISKS AND UNCERTAINTIES

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company carries liability insurance coverage and will establish accruals and provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

33

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

The claims associated with the Company’s Mexican operations are discussed in detail below:

a)	In October 2009, Polo y Ron Minerals, S.A. de C.V. (“P&R”) sued the Company and one of its subsidiaries, Dia Bras Mexicana S.A. de C.V. (“DBM”). P&R claimed damages for the cancellation of an option agreement (the “Option Agreement”) regarding the San Jose properties in Chihuahua, Mexico (the “San Jose Properties”). The San Jose Properties are not located in any areas where DBM currently operates, nor are these properties included in any resource estimates of the Company. The Company believes that it has complied with all of its obligations pertaining to the Option Agreement. In October 2011, the 8th Civil Court of the Judicial District of Morelos in Chihuahua issued a resolution that absolved the Company from the claims brought against it by P&R on the basis that P&R did not provide evidence to support any of its claims. P&R appealed this resolution to the State Court, which overruled the previous resolution and ordered the Company to: (i) transfer to P&R 17 mining concessions from the Company’s Bolivar project, including the mining concessions where both mine operations and mineral reserves are located; and (ii) pay $423 to P&R; the Company was not appropriately notified of this resolution. In February 2013, a Federal Court in the State of Chihuahua granted the Company a temporary suspension of the adverse resolution issued by the State Court of Chihuahua, Mexico. In July 2014, a Federal Court in the State of Chihuahua ordered that the Company was entitled to receive proper notice of the adverse resolution previously issued by the State Court of Chihuahua. This allows the Company to proceed with its appeal (writ of “amparo”) of the State Court’s previous resolution. The adverse resolution has been temporarily suspended since March 2013, which suspension will remain in place pending the writ of amparo. The amparo is being heard in Federal Court and will challenge the State Court’s ruling. The Federal Court’s verdict in the amparo will be final and non-appealable. The Company continues to vigorously defend its position by applying the proper legal resources necessary to defend its position. On February 12, 2016, The Second Federal Collegiate Court of Civil and Labor Matters, of the Seventeenth circuit in the State of Chihuahua, ("the Federal Court") issued a new judgment ruling that the State Court lacked jurisdiction to rule on issues concerning mining titles, and that no previous rulings by the State Court against the Company shall stand. They ordered the cancellation of the previous adverse resolution by the state Court. The Company will continue to vigorously defend this claim. Sierra Metals continues to believe that the original claim is without merit.

b)	In 2009, a personal action was filed in Mexico against DBM by an individual, Ambrosio Bencomo Muñoz as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court. The process is in the appealing court. The Company will continue to vigorously defend this action and is confident that the claim is of no merit.

34

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

11.	NON-IFRS PERFORMANCE MEASURES

The non-IFRS performance measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Non-IFRS reconciliation of adjusted EBITDA

EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, and income taxes. Adjusted EBITDA has been included in this document. Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange for cash. As such, the Company has made an entity specific adjustment to EBITDA for these expenses. The Company has also made an entity-specific adjustment to the foreign currency exchange (gain)/loss. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

The following table provides a reconciliation of adjusted EBITDA to the condensed interim consolidated financial statements for the three and six months ended June 30, 2019 and 2018:

	Three Months Ended		Six Months Ended
(In thousands of United States dollars)	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Net income (loss)	$725	$12,926	$169	$24,059

Adjusted for:
Depletion and depreciation	8,184	7,920	16,314	15,489
Interest expense and other finance costs	1,118	768	2,293	1,560
Interest income	(13)	(48)	(19)	(80)
Share-based payments	281	332	683	782
Foreign currency exchange and other provisions	(72)	(464)	579	(152)
Income taxes	2,335	7,444	4,580	14,623
Adjusted EBITDA	$12,558	$28,878	$24,599	$56,281

Non-IFRS reconciliation of adjusted net income

The Company has included the non-IFRS financial performance measure of adjusted net income, defined by management as the net income attributable to shareholders shown in the statement of earnings plus the non-cash depletion charge due to the acquisition of Corona and the corresponding deferred tax recovery and certain non-recurring or non-cash items such as share-based compensation and foreign currency exchange (gains) losses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS.

35

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

The following table provides a reconciliation of adjusted net income to the condensed interim consolidated financial statements for the three and six months ended June 30, 2019 and 2018:

	Three Months Ended		Six Months Ended
(In thousands of United States dollars)	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Net income (loss) attributable to shareholders	$(158)	$10,843	$(1,882)	$19,546
Non-cash depletion charge on Corona's acquisition	2,445	2,793	4,820	5,395
Deferred tax recovery on Corona's acquisition depletion charge	(851)	(947)	(1,669)	(1,827)
Share-based compensation	281	332	683	782
Foreign currency exchange loss	(72)	(464)	579	(152)
Adjusted net income attributable to shareholders	$1,645	$12,557	$2,531	$23,744

Cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound

The Company uses the non-IFRS measure of cash cost per silver equivalent ounce, copper equivalent payable pound, and zinc equivalent payable pound to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company considers cost of sales per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound to be the most comparable IFRS measure to cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound, and has included calculations of this metric in the reconciliations within the applicable tables to follow.

All-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound

All-In Sustaining Cost (“AISC”) is a non-IFRS measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce/pound for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver and copper from its current operations.

36

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, including treatment and refining charges and selling costs, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures and corporate general and administrative expenses. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver and copper from current operations and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver and copper production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

The following table provides a reconciliation of cash costs to cost of sales, as reported in the Company’s condensed interim consolidated statements of income (loss) for the three and six months ended June 30, 2019 and 2018:

	Three months ended					Three months ended
	June 30, 2019					June 30, 2018
(In thousand of US dollars, unless stated)	Yauricocha		Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated

Cash Cost per Tonne of Processed Ore
Cost of Sales		23,219	11,404	4,513	39,136	22,320	8,781	3,845	34,946
Reverse: Workers Profit Sharing		(715)	-	-	(715)	(1,314)	-	-	(1,314)
Reverse: D&A/Other adjustments		(5,597)	(2,680)	(1,148)	(9,426)	(4,131)	(2,998)	(854)	(7,983)
Reverse: Variation in Finished Inventory		(130)	609	1,073	1,552	275	832	110	1,217
Total Cash Cost		16,777	9,333	4,438	30,547	17,150	6,615	3,101	26,866
Tonnes Processed		254,166	326,207	82,117	662,490	283,450	272,040	46,598	602,088
Cash Cost per Tonne Processed	US$	66.01	28.61	54.04	46.11	60.50	24.32	66.55	44.62

	Six months ended					Six months ended
	June 30, 2019					June 30, 2018
(In thousand of US dollars, unless stated)	Yauricocha		Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated

Cash Cost per Tonne of Processed Ore
Cost of Sales		46,445	23,450	8,158	78,053	46,265	17,123	7,410	70,798
Reverse: Workers Profit Sharing		(1,235)	-	-	(1,235)	(2,828)	-	-	(2,828)
Reverse: D&A/Other adjustments		(10,282)	(5,176)	(2,231)	(17,690)	(8,676)	(5,162)	(1,650)	(15,488)
Reverse: Variation in Finished Inventory		(935)	(656)	2,434	843	(502)	1,315	(407)	406
Total Cash Cost		33,993	17,618	8,361	59,971	34,259	13,276	5,353	52,888
Tonnes Processed		487,980	589,445	153,466	1,230,891	554,839	531,415	73,543	1,159,797
Cash Cost per Tonne Processed	US$	69.66	29.89	54.48	48.72	61.75	24.98	72.79	45.60

37

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Yauricocha’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three and six months ended June 30, 2019 and 2018:

Yauricocha:

YAURICOCHA		Three months ended		Six months ended
(In thousand of US dollars, unless stated)		June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Cash Cost per zinc equivalent payable pound
Total Cash Cost		16,777	17,150	33,993	34,259
Variation in Finished inventory		130	(275)	935	502
Total Cash Cost of Sales		16,907	16,875	34,928	34,761
Treatment and Refining Charges		5,968	2,113	11,728	4,939
Selling Costs		908	1,088	1,900	2,120
G&A Costs		2,784	1,896	4,117	3,747
Sustaining Capital Expenditures		2,348	2,352	4,476	4,237
All-In Sustaining Cash Costs		28,915	24,324	57,149	49,804
Silver Equivalent Payable Ounces (000's)		2,700	2,840	5,319	5,755
Cost of Sales		18,588	18,070	37,457	37,891
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	6.88	6.36	7.04	6.58
Cash Cost per Silver Equivalent Payable Ounce	(US$)	6.26	5.94	6.57	6.04
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	10.71	8.56	10.74	8.65
Copper Equivalent Payable Pounds (000's)		14,610	14,893	28,920	30,441
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.27	1.21	1.30	1.24
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.16	1.13	1.21	1.14
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	1.98	1.63	1.98	1.64
Zinc Equivalent Payable Pounds (000's)		33,481	33,670	66,639	64,926
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.56	0.54	0.56	0.58
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.50	0.50	0.52	0.54
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.86	0.72	0.86	0.77

The following table provides detailed information on Bolivar’s cost of sales, cash cost, and all-in sustaining cost per copper equivalent payable pound, zinc equivalent payable pound, and silver equivalent payable ounce for the three and six months ended June 30, 2019 and 2018:

Bolivar:

BOLIVAR		Three months ended		Six months ended
(In thousand of US dollars, unless stated)		June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Cash Cost per copper equivalent payable pound
Total Cash Cost		9,333	6,615	17,618	13,276
Variation in Finished inventory		(609)	(832)	656	(1,315)
Total Cash Cost of Sales		8,724	5,783	18,274	11,961
Treatment and Refining Charges		1,623	1,154	3,056	2,111
Selling Costs		874	842	1,806	1,495
G&A Costs		747	1,073	1,408	1,929
Sustaining Capital Expenditures		2,770	791	7,007	1,429
All-In Sustaining Cash Costs		14,738	9,643	31,551	18,925
Silver Equivalent Payable Ounces (000's)		1,067	970	1,924	1,868
Cost of Sales		10,211	7,055	19,994	14,047
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	9.57	7.27	10.39	7.52
Cash Cost per Silver Equivalent Payable Ounce	(US$)	8.18	5.96	9.50	6.40
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	13.81	9.94	16.40	10.13
Copper Equivalent Payable Pounds (000's)		5,771	5,087	10,454	9,878
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.77	1.39	1.91	1.42
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.51	1.14	1.75	1.21
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	2.55	1.90	3.02	1.92
Zinc Equivalent Payable Pounds (000's)		13,226	11,502	24,075	21,144
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.77	0.61	0.83	0.66
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.66	0.50	0.76	0.57
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	1.11	0.84	1.31	0.90

38

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Cusi’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three and six months ended June 30, 2019 and 2018:

Cusi:

CUSI		Three months ended		Six months ended
(In thousand of US dollars, unless stated)		June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Cash Cost per silver equivalent payable ounce
Total Cash Cost		4,438	3,101	8,361	5,353
Variation in Finished inventory		(1,073)	(110)	(2,434)	407
Total Cash Cost of Sales		3,365	2,991	5,927	5,760
Treatment and Refining Charges		418	344	725	963
Selling Costs		193	185	397	328
G&A Costs		164	235	309	423
Sustaining Capital Expenditures		1,098	920	2,618	1,478
All-In Sustaining Cash Costs		5,237	4,675	9,975	8,952
Silver Equivalent Payable Ounces (000's)		204	234	359	385
Cost of Sales		2,242	1,878	4,389	3,413
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	10.99	8.03	12.23	8.86
Cash Cost per Silver Equivalent Payable Ounce	(US$)	16.49	12.78	16.51	14.96
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	25.67	19.98	27.79	23.25
Copper Equivalent Payable Pounds (000's)		1,106	1,229	1,952	2,035
Cost of Sales per Copper Equivalent Payable Pound	(US$)	2.03	1.53	2.25	1.68
Cash Cost per Copper Equivalent Payable Pound	(US$)	3.04	2.43	3.04	2.83
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	4.74	3.80	5.11	4.40
Zinc Equivalent Payable Pounds (000's)		2,535	2,778	4,495	4,401
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.88	0.68	0.98	0.78
Cash Cost per Zinc Equivalent Payable Pound	(US$)	1.33	1.08	1.32	1.31
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	2.07	1.68	2.22	2.03

Consolidated:

CONSOLIDATED		Three months ended		Six months ended
(In thousand of US dollars, unless stated)		June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Total Cash Cost of Sales		28,995	25,649	59,128	52,482
All-In Sustaining Cash Costs		48,890	38,642	98,675	77,681
Silver Equivalent Payable Ounces (000's)		3,971	4,044	7,602	8,008
Cost of Sales		31,041	27,003	61,840	55,351
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	7.82	6.68	8.13	6.91
Cash Cost per Silver Equivalent Payable Ounce	(US$)	7.30	6.34	7.78	6.55
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	12.31	9.56	12.98	9.70
Copper Equivalent Payable Pounds (000's)		21,487	21,209	41,326	42,354
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.44	1.27	1.50	1.31
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.35	1.21	1.43	1.24
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	2.28	1.82	2.39	1.83
Zinc Equivalent Payable Pounds (000's)		49,242	47,950	95,209	90,471
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.63	0.56	0.65	0.61
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.59	0.53	0.62	0.58
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.99	0.81	1.04	0.86

39

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Additional non-IFRS measures

The Company uses other financial measures, the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•	Operating cash flows before movements in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, prepaid expenses, deposits, inventories, trade and other payables and the effects of foreign exchange rates on these items.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because cash flows generated from operations before changes in working capital excludes the movement in working capital items. This, in management’s view, provides useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or its future prospects. The most comparable IFRS measure is cash flows from operating activities.

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting judgments and estimates

In the application of the Company’s accounting policies, which are described in note 2 of the Company’s December 31, 2018 consolidated financial statements, management is required to make judgments, estimates and assumptions about the effects of uncertain future events on the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on management’s best knowledge of the relevant facts and circumstances and historical experience. Actual results may differ from these estimates; potentially having a material future effect on the Company’s consolidated financial statements.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the significant judgments that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

I.	Impairment review of asset carrying values

In accordance with the Company’s accounting policy, at every reporting period, the Company assesses whether there are any indicators that the carrying value of its assets or CGUs may be impaired, which is a significant management judgment. Where there is an indication that the carrying amount of an asset may not be recoverable, the Company prepares a formal estimate of the recoverable amount by analyzing discounted cash flows. The resulting valuations are particularly sensitive to changes in estimates such as long- term commodity prices, exchange rates, sales volume, operating costs, and discount rates. In the event of impairment, if there is an adverse change in any of the assumptions or estimates used in the discounted cash flow model, this could result in a further impairment of the asset. Also, in accordance with the Company’s accounting policy, the Company capitalizes evaluation expenditures when there is a high degree of confidence that these costs are recoverable and have a probable future benefit. As at June 30, 2019, management assessed its mining property assets and exploration and evaluation expenditures for impairment and determined that no impairment was required.

40

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

II.	Mineral reserves and resources

The Company estimates mineral reserves and resources based on information prepared by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument (“NI”) 43-101. These estimates form the basis of the Company’s life of mine (“LOM”) plans, which are used for a number of important and significant accounting purposes, including: the calculation of depletion expense and impairment charges, forecasting the timing of the payment of decommissioning costs and future taxes. There are significant uncertainties inherent in the estimation of mineral reserves and the assumptions used which include commodity prices, production costs, recovery rates and exchange rates may change significantly when new information becomes available. Changes in assumptions could result in mineral reserves being revised, which in turn would impact our depletion expense, asset carrying values and the provision for decommissioning costs.

III.	Deferred tax assets and liabilities

The Company’s management makes significant estimates and judgments in determining the Company’s tax expense for the period and the deferred tax assets and liabilities. Management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. In addition, management makes estimates related to expectations of future taxable income based on cash flows from operations and the application of existing tax laws in each jurisdiction. Assumptions used in the cash flow forecast are based on management’s estimates of future production and sales volume, commodity prices, operating costs, capital expenditures, dividends, and decommissioning and reclamation expenditures. These estimates are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to the statement of loss. The Company is subject to assessments by the various tax authorities who may interpret the tax laws differently. These differences may impact the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimates of the probable outcome of these matters.

IV.	Decommissioning and restoration liabilities costs

The Company’s provision for decommissioning and restoration costs is based on management’s best estimate of the present value of the future cash outflows required to settle the liability. In determining the liability, management makes estimates about the future costs, inflation, foreign exchange rates, risks associated with the cash flows, and the applicable risk-free interest rates for discounting future cash flows. Changes in any of these estimates could result in a change in the provision recognized by the Company. Also, the ultimate costs of environmental disturbance are uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites.

41

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Changes in decommissioning and restoration liabilities are recorded with a corresponding change to the carrying amounts of the assets to which they relate. Adjustments made to the carrying amounts of the asset can result in a change to the depreciation charged in the consolidated statement of loss.

V.	Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on our consolidated results based on the foreign currency translation methods described in the audited consolidated financial statements.

13.	OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at June 30, 2019.

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)

Disclosure controls and procedures

The Company's management is responsible for designing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at June 30, 2019, as defined in the rules of the Canadian Securities Administration. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal controls over financial reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2019. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at June 30, 2019 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

42

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

No matter how well designed any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

Changes in internal controls over financial reporting

There have been no changes in ICFR during the three months ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, ICFR.

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion includes certain statements that may be deemed “forward-looking”. All statements in this discussion, other than statements of historical fact, addressing future exploration drilling, exploration and development activities, production activities and events or developments that the Company expects, are forward looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, general economic, market or business conditions, and other factors which are discussed under “Risk Factors” in the Company’s Annual Information Form dated March 28, 2019 available at www.sedar.com and at www.sec.gov under the Company’s name.

The MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

These forward-looking statements include, but are not limited to, relate to, among other things: future production of silver, lead, copper, zinc, and gold (the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Yauricocha, Bolivar and Cusi near-mine exploration projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; and the Company’s plans and expectations for its properties and operations.

43

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

Risks and uncertainties relating to foreign currency fluctuations; risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems, flooding and mud rushes; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties or shortages of labour or interruptions in production; actual material mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of pilot-mining activities and cost estimates, including the potential for unexpected costs/expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: uncertainty of production and cost estimates for the Yauricocha Mine (as hereinafter defined), the Bolivar Mine (as hereinafter defined) and the Cusi Mine (as hereinafter defined); uncertainty of production at the Company’s exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for the metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants with respect to the Corporate Facility (as hereinafter defined); changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, Mexico, Peru or other countries where they may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, the United States dollar, the Peruvian sol and the Mexican peso); increased costs affecting the mining industry, including occasional high rates of inflation; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of deferred tax assets and liabilities; risks related to claims and legal proceedings and the Company’s ability to maintain adequate internal control over financial reporting.

44

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
(In thousands of United States dollars, unless otherwise stated)

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Other Risks and Uncertainties”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This document uses the term “Inferred Mineral Resources”. U.S. investors are advised that while this term is recognized and required by Canadian regulations, the Securities and Exchange Commission (“SEC”) does not recognize it. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies other than a Preliminary Economic Assessment (PEA).

This document also uses the terms “Measured and Indicated Mineral Resources”. The Company advises U.S. investors that while these terms are recognized by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits included in these categories will ever be converted into mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.

45